UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Net Perceptions, Inc.

(Name of Subject Company)

Net Perceptions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64107U101

(CUSIP Number of Class of Securities)

Thomas M. Donnelly

President
Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435
(952) 842-5000

(Name, address and telephone number of person

authorized to receive notice and communications on
behalf of the person(s) filing statement)

With a copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

      This Amendment No. 4 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed by Net Perceptions, Inc. (“Net Perceptions”) with the Securities and Exchange Commission (the “Commission”) on December 31, 2003, as amended by Amendment No. 1 thereto filed with the Commission on January 9, 2004, Amendment No. 2 thereto filed with the Commission on January 16, 2004 and Amendment No. 3 thereto filed with the Commission on January 22, 2004 (as so amended, the “Schedule 14D-9”), relating to the exchange offer made by Obsidian Enterprises, Inc. (“Obsidian”), as set forth in a Tender Offer Statement on Schedule TO filed by Obsidian with the Commission on December 15, 2003, as amended by Amendment No. 1 thereto filed with the Commission on December 17, 2003, Amendment No. 2 thereto filed with the Commission on December 23, 2003 and Amendment No. 3 thereto filed with the Commission on January 21, 2004 (as so amended, the “Schedule TO”), and the related Registration Statement on Form S-4, as amended, to exchange two shares of Obsidian common stock (according to the Schedule TO, 1/25 of a share of Obsidian common stock after a one-for-fifty reverse stock split effective for holders of record of Obsidian common stock at January 23, 2004) for each share of Net Perceptions common stock, upon the terms and subject to the conditions set forth in the Schedule TO. This Amendment No. 4 is being filed to include additional information in Items 4(b), 7 and 9 of the Schedule 14D-9. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, the complete text of such Items as amended is set forth herein.

Item 4.	The Solicitation or Recommendation

      (b) Background and Reasons

Company Background

      Net Perceptions developed and marketed software solutions designed to enable its customers to interact more intelligently with their customers. The Company’s solutions integrated and analyzed information about customers, products and transaction activity to generate specific actions its customers could take to improve their marketing, selling, and merchandising effectiveness. The Company combined its software products with industry expertise and professional services to create industry-specific solutions that were designed to integrate with and add value to existing custom or purchased systems, including customer relationship management, or CRM, systems and processes.

      Net Perceptions’ software solutions extracted data from customers’ existing business applications, including electronic commerce, call center, campaign management, merchandise management, enterprise resource planning and point-of-sale systems. Sophisticated and proprietary analytical and reporting techniques then generated intelligence about customers and products that could be inserted into operational processes and systems to drive actions such as cross-selling and up-selling or personalized promotions. The Company’s software solutions were particularly well suited to environments with large numbers of customers, a large product assortment and large quantities of transaction data.

      Net Perceptions sold and marketed its solutions primarily through a direct sales force. The Company licensed its products under various pricing plans, such as per user, per CPU, per site and per enterprise. The Company generally granted licenses on a perpetual basis. License fees for its products ranged from $50,000 to in excess of $1.0 million. The Company provided product maintenance pursuant to service agreements, the pricing of which was typically based on a percentage of the related product license fee and was generally paid in advance. Professional service fees for business consulting, implementation support, data processing and educational services were generally priced on a time and materials basis.

      In February 2000, Net Perceptions completed its acquisition of Knowledge Discovery One, Inc., an Austin, Texas-based private company which supplied advanced data analysis solutions for retailers, pursuant to a stock-for-stock merger whereby Knowledge Discovery One, Inc. became a wholly owned subsidiary of the Company. On September 9, 2003, Knowledge Discovery One, Inc. was merged with and into the Company and its separate existence ceased.

      Following the acquisition of Knowledge Discovery One, Inc. in February 2000, the Company experienced two quarters of increasing revenue and thus continued to expand its sales force and other personnel. However, commencing in the third quarter of 2000, the market for the Company’s products deteriorated precipitously as Internet retailers, its principal customers, substantially reduced their spending for the Company’s products. Accordingly, the Company experienced declining revenues and increased net losses.

      Net Perceptions began 2001 with approximately 315 employees. In 2001, the Company instituted two separate restructuring plans to better align its cost structure with its business outlook and general economic conditions and, in particular, the continuing deterioration in the financial condition of Internet retailers. During 2001, the Company reduced its workforce by 169 positions, and recorded total charges of $15.6 million to reorganize the Company and exit certain facilities in various United States and international locations. However, the Company’s revenues continued to erode as the market for its products continued to decline due to the continued weakness of the technology industry and Internet-based companies generally, and as the software market began to consolidate, with customers increasingly purchasing software solutions from fewer independent vendors. Accordingly, in April, 2001, the Company retained J.P. Morgan Securities, Inc. as the Company’s financial advisor to explore strategic alternatives and solicit proposals from parties with an interest in pursuing a business combination with the Company. This activity did not result in a strategic transaction on acceptable terms. In June 2001, Steven Snyder resigned as President and Chief Executive Officer of Net Perceptions and Donald Peterson became the Company’s President and Chief Executive Officer.

      In the first quarter of 2002, in light of the Company’s continued declining revenues and net losses, the continued weakness of the technology industry and Internet-based companies and the Company’s deteriorating prospects as a small public company as industry consolidation continued, Net Perceptions further reduced its workforce by 15 positions, and recorded $367,000 in related employee termination costs. In June 2002, the Company reduced its workforce by an additional 18 positions, and recorded an additional $401,000 charge. In June 2002, the Company reduced its workforce by an additional 18 positions, and recorded an additional $401,000 charge. As of December 31, 2002, the Company had 52 employees.

      In January 2003, Net Perceptions closed satellite offices in San Francisco, California, London, England and Austin, Texas, and reduced headcount by 22 positions. In August 2003, the Company reduced headcount by an additional 12 positions, including Donald Peterson, then the Company’s President and Chief Executive Officer. At September 30, 2003, the Company had 9 full-time employees. At December 31, 2003, the Company had nine full-time employees, and had, and currently has, only limited business operations.

Review of Alternatives through October 21, 2003

      In late November 2002, the board of directors instructed its management to assess the Company’s business plan in light of the weakness in the application software market and the Company’s declining revenue. The board considered several strategies, including: (i) continuing current operations; (ii) reducing investment in current target markets, leveraging current customer and partner relationships and applying existing intellectual property and expertise to new markets; (iii) making strategic acquisitions in the applications software market; and (iv) seeking to be acquired, liquidating the Company or selling certain of its assets.

      Early in 2003, the board of directors met to consider strategies to address the Company’s continuing financial losses and deteriorating financial condition, business and operations, and determined that the prospects for Net Perceptions’ business were likely to continue to deteriorate due to continuing weakness in the global software market and the financial markets generally, and the Company’s likely continued difficulty in competing and realizing a profit as a small public company. The board discussed potential alternatives for the future, including those previously discussed in November, 2002, and authorized (i) a reduction in the Company’s workforce to approximately 30 employees; (ii) minimizing, to the extent practicable, additional long-term contractual and other liabilities; (iii) the Company’s continuing to operate its business on this scaled-back basis with a view to maximizing the value of the Company in a strategic transaction in the near term; and (iv) engaging an investment banker to assist the Company in exploring a strategic transaction.

      On February 11, 2003, Net Perceptions publicly announced that it had retained US Bancorp Piper Jaffray Inc., or Piper Jaffray, to act as the Company’s financial advisor in connection with the potential sale of the Company.

      From March 2003 through May 2003, Piper Jaffray and the Company’s management contacted more that 90 domestic and international strategic and financial merger and acquisition prospects. Throughout the process, members of management and representatives of Piper Jaffray assisted various parties with their due diligence review of the Company’s business and operations and provided access to non-public information about its business and operations. The Company participated in numerous telephonic and in-person business and financial overview presentations and made management available for a number of question and answer sessions. During the process of identifying and evaluating various merger and acquisition alternatives, approximately 25 interested parties executed confidentiality agreements and received non-public evaluation materials.

      On May 16, 2003, the board of directors met with management, representatives from the Company’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden Arps, and representatives of Piper Jaffray to discuss the progress of the Company’s efforts for potential merger and acquisition opportunities. At this meeting, the board of directors instructed Piper Jaffray to deliver as soon as possible to various potential strategic partners a letter outlining procedures for submitting non-binding indications of interest to the Company with respect to a possible transaction and to indicate in the letter that any proposal should be submitted by May 23, 2003.

      Upon completion of the interested parties’ financial due diligence, seven parties submitted a proposal. On May 27, 2003, the board of directors, management and representatives of Piper Jaffray and Skadden Arps met to review the principal features of each proposal. Following this discussion, the board of directors instructed Piper Jaffray to (i) continue to provide to the board relevant information received from the potential strategic partners relating to the proposals; (ii) continue discussions with the two potential strategic partners that had, in the opinion of the board, submitted the most advantageous proposals and indicate to them that the Company was not then prepared to negotiate with either of them exclusively; and (iii) reject a number of the least advantageous proposals, as determined by the board.

      Following this meeting, between May 28, 2003, and June 13, 2003, Piper Jaffray, Skadden Arps and management, continued negotiations and discussions principally with respect to a proposal by a public company based in New York and a proposal by Acclaim Financial Group Venture III, LLC, or Acclaim, which, according to Obsidian’s public disclosures, Obsidian later retained as strategic advisor to assist Obsidian with the Exchange Offer.

      On June 10, 2003, representatives of Piper Jaffray, Skadden Arps and management reviewed with the board of directors the status of these negotiations and discussions. At this meeting, management made a preliminary liquidation value presentation and noted that the proposals being considered contemplated an acquisition of the Company at a price at the high end of the range of values reflected in management’s preliminary presentation. The board discussed the assumptions on which management’s preliminary liquidation value estimate was based, the possible timing of liquidating distributions and risks associated with the liquidation process generally, and whether either of the two proposals then being negotiated, or liquidation, would be most likely to provide the highest value to stockholders.

      On June 13, 2003, the board of directors met again to review the possible values offered by, and various other advantages and disadvantages of, these two proposals, as compared to each other and to a possible liquidation. At this meeting, which was also attended by representatives of Piper Jaffray and Skadden Arps, Piper Jaffray reported to the board that it had been instructed by the New York-based public company that its proposal would be withdrawn if the Company did not agree to negotiate with the public company on an exclusive basis for a limited time period. With this in mind, the board authorized the Company to grant a limited exclusive negotiation period on the assumption, which Piper Jaffray was instructed to communicate to the public company, that the final transaction price would have to be at or above the high end of the range set forth in the public company’s proposal. On June 20, 2003, the Company entered into a 35-day exclusive negotiation period with the public company.

      During this exclusivity period, management, Piper Jaffray and Skadden Arps negotiated with representatives of the public company concerning the terms of a draft merger agreement. However, on July 21, 2003, the public company notified Piper Jaffray that it was no longer interested in acquiring the Company. This was reported at a meeting of the board of directors on July 22, 2003, at which representatives of Piper Jaffray and Skadden Arps were present. Management noted that Acclaim had again contacted the Company to re-affirm its interest in pursuing an acquisition of the Company for cash on substantially the terms set forth in the proposal it previously submitted. Also at this meeting, a Company director briefly discussed with the board a private company engaged in customer-support services that he believed could be a strategic fit for the Company’s business and that might be interested in exploring a strategic transaction with the Company. At this meeting, the board also discussed the possible impact that a significant cash distribution to the Company’s stockholders might have on the interest that certain entities had shown in engaging in a possible transaction with the Company, and concluded that the impact was unlikely to be significant and might actually attract the interest of additional parties. Following this discussion, the board directed Skadden Arps to prepare materials for discussion at the next meeting of the board that would describe the procedure for, and various legal matters associated with, the declaration and payment of a substantial cash distribution to stockholders. The board further directed management to prepare an analysis for discussion at the next meeting of the board that would assist the board in determining the amount of cash available for a possible distribution. The board also directed Piper Jaffray and management to continue to pursue a possible transaction with Acclaim and the private company engaged in customer-support services.

      On July 31, 2003, the board of directors met with management, representatives of Skadden Arps, a representative of Hale & Dorr LLP (the Company’s counsel for the pending litigation related to its initial and follow-on public offerings), a representative of Piper Jaffray and a representative of Christoffel and Elliott, P.A., (the Company’s real estate counsel) to consider a possible special cash distribution to the Company’s stockholders as well as a significant workforce reduction. At this meeting, the representative of Piper Jaffray reviewed the process which had been undertaken over approximately five months to explore strategic alternatives available to the Company, and the board was updated on the status of discussions with Acclaim and the private company engaged in customer-support services. In particular, it was noted that both Acclaim and the private company appeared willing to continue to pursue a possible transaction with the Company if the Company were to make an extraordinary cash distribution. The representative of Skadden Arps summarized for the board the steps that would need to be taken to effect a pro rata cash distribution to the Company’s stockholders. He noted, that, due to the expected decline in the trading price of the Company’s common stock to below $1.00 per share following payment of a substantial cash distribution, it was likely that the Company’s common stock would eventually be delisted from the Nasdaq National Market following such a distribution. The representative of Hale & Dorr LLP described for the board the status of, and responded to questions regarding the Company’s likely financial exposure arising from, the pending litigation relating to its initial and follow-on public offerings described under Item 8. In evaluating the advisability and amount of a possible cash distribution, the board considered these discussions with the Company’s financial and legal advisors, and, at the conclusion of the meeting, in order to afford the members of the board additional time to consider the matter, the board directed management to schedule an additional special meeting of the board to continue consideration of and take action with respect to a possible cash dividend to the Company’s stockholders, a significant work force reduction and related matters.

      On August 5, 2003, the board met again, together with management, representatives of Piper Jaffray and Skadden Arps. The representatives of Piper Jaffray led the board in a discussion of the impact of declaring and paying a cash distribution as previously considered at the meeting on July 31, 2003 on the Company’s ability to attract or sustain third party interest in the possible sale of the Company, including the Company’s ability to consummate a transaction with either Acclaim or the private company engaged in customer support services. In the course of this discussion, the representatives of Piper Jaffray stated that both Acclaim and the private company had indicated that a reduction in the amount of cash held by the Company would increase their ability to finance their purchase of all of the Company’s outstanding common stock. After review and further consideration and discussion of the matters considered at the July 31st meeting, the board determined that, in light of the Company’s extensive, but unsuccessful, efforts to achieve for stockholders a transaction with a third party that would provide certainty of closing and the maximum value reasonably available in the near term, and the fact that the downsizing and limited operations of the Company meant that the Company would not require a significant portion of its current cash and short-term investments to continue to operate, it was appropriate and in the best interests of the Company’s stockholders to provide immediate value and liquidity to the Company’s stockholders through a cash dividend. Accordingly, the board (i) authorized and directed management to effect a reduction in the Company’s workforce to approximately 10 employees, which was determined to be the minimum number necessary to serve customers, preserve the value of the Company’s intellectual property and administer its limited ongoing business affairs; (ii) determined that in the near term management should continue to operate the Company’s business on this scaled-back basis, and that it should seek to settle or otherwise resolve, as soon and to the extent reasonably practicable, its existing obligations and liabilities, while continuing to explore asset sale transactions or the sale of the Company in its entirety, with a view to resolving the Company’s future and providing maximum additional value to Company stockholders; and (iii) declared a cash distribution of $1.50 per share, or an aggregate of approximately $42.2 million, payable on September 2, 2003, to stockholders of record as of August 18, 2003. Of the $42.2 million distributed to stockholders, approximately $2.7 million was paid with respect to shares held by persons serving as directors or executive officers of the Company as of the record date for the distribution. The amount of the cash distribution was determined by the board based principally on its review of the Company’s assets and liabilities as set forth in the Company’s unaudited balance sheet as of June 30, 2003 and management’s estimates of ongoing operating expenses and various potential liabilities of the Company, as well as discussions with the Company’s outside legal advisors regarding potential liabilities under certain Company real estate leases and in connection with the pending litigation related to its initial and follow-on public offerings. Also at this meeting, as part of the workforce reduction, the board of directors terminated the Company’s employment agreement with Donald Peterson, the Company’s Chief Executive Officer and President and appointed Thomas M. Donnelly as its President. Mr. Peterson resigned from the board of directors, effective August 6, 2003.

      On August 21, 2003, the board met, together with management and representatives of Skadden Arps and Piper Jaffray, to discuss the status of potential acquisition transactions. A representative from Piper Jaffray stated that, following the announcement of the $1.50 per share cash distribution, Piper Jaffray had contacted certain of the parties that had expressed an interest in engaging in a possible strategic transaction with the Company and had asked them to revise their proposals. Piper Jaffray received three revised proposals that were reviewed with the board. Following discussion of these proposals, the board authorized the Company to enter into a letter of intent with the private company engaged in customer support services on terms substantially similar to those contained in their proposal, provided the private company agreed that the definitive agreement (i) would not include a financing condition, (ii) would contain fewer conditions to closing than would be customary in similar transactions and (iii) would structure the transaction as a tender offer followed by a merger. On August 25, 2003, the Company entered into a letter of intent with the private company that contemplated a cash acquisition of the Company at a proposed price of $.35 per share and provided for a ten-day exclusive negotiation period. On September 5, 2003, this ten-day period was extended until September 10, 2003.

      From approximately the end of August 2003 through September 18, 2003, Piper Jaffray, Skadden Arps and management negotiated with representatives of the private company the terms of a draft merger agreement.

      On September 12, 2003, Net Perceptions announced that it had settled the Company’s remaining obligations under certain of its leases for its office facilities in Edina, Minnesota, Roseland, New Jersey and Austin, Texas for an aggregate cash payment of approximately $5.4 million, which cancelled approximately $21.7 million of the gross obligation, and approximately $9.6 million of the obligations net of anticipated sublease income, under such leases when measured from June 30, 2003. This resulted in a one-time charge of approximately $625,000 during the quarter ended September 30, 2003, as the balance of the approximately $5.4 million settlement was previously accrued on the Company’s June 30, 2003 balance sheet. This settlement had a significant positive impact on management’s estimate of potential cash distributions to stockholders in the event of liquidation, increasing the projected range from $0.19 - $0.31 to $0.32 - $0.37 per share.

      On September 19, 2003, the board of directors met with management, representatives of Skadden Arps and representatives of Piper Jaffray to discuss the potential strategic transaction with the private company engaged in customer support services. Management reported that, in light of the improved estimated liquidation value range resulting principally from the real estate settlement, the Company had attempted, without success, to obtain an increase in the $0.35 per share price proposed by the private company. Management also reported that it was concerned that the acquisition loan which the private company had represented would be available from its existing bank lender to finance the transaction, and which was a key factor in the decision to proceed with the private company, appeared less certain, noting that the draft bank commitment letter which the private company had previously provided had not been finalized and the private company had indicated that various terms requested by the bank lender would not be acceptable to the private company. It was also noted that, compared to the private company’s offer of $0.35 per share, since September 3, 2003, the closing price for the Company’s stock had ranged between $0.39 and $0.52 per share, and that the volume of shares traded exceeded the number of the Company’s outstanding shares. Because of this, the board of directors believed that there was a significant risk that the requirement for closing the tender offer that a majority of outstanding shares be tendered might not be met, and that the timing advantage of a two-step transaction, which would allow the acquisition to be completed in approximately one month if at least 90% of the outstanding shares were tendered, would not be realized. Finally, management indicated that, based on its ongoing discussions and negotiations with the private company’s chief financial officer, in addition to the financing and the other closing risks, the private company had serious concerns concerning the Company’s contingent liabilities, and appeared to no longer be committed to the transaction.

      In view of these factors, and the considerable expenses associated with continuing to negotiate and pursue a transaction with the private company, the board of directors decided to cease negotiations with the private company and directed Piper Jaffray to resume discussions with several other parties which had recently expressed an interest in a possible transaction, including possibly purchasing some or all of the Company’s intellectual property assets.

      On October 21, 2003, the board of directors met with management, representatives of Skadden Arps and a representative of Piper Jaffray to consider the Company’s alternatives, including adopting the plan of liquidation. The board was briefed on discussions with several parties which had most recently indicated potential interest in acquiring the entire Company including an oral proposal from a representative of Acclaim. After discussion, it was determined that, based on management’s then current estimate of a range of liquidation values of from $0.33 to $0.41 per share, none of these proposals appeared to be more favorable than liquidation. At this meeting, the representative of Piper Jaffray reviewed briefly the lengthy process it had undertaken on behalf of the Company to identify prospective purchasers and complete an acquisition of the Company. He noted that over the course of this process, and based on recent discussions with various industry participants, there was little interest from potential strategic purchasers in acquiring the Company due to a number of factors, including the continued unfavorable industry conditions, the limited market opportunity for the Company’s products and perceived alternatives to the Company’s products, including internal development. Also at this meeting, management reviewed with the board its updated estimate that liquidation could result in cash distributions to stockholders ranging from $0.33 to $0.41 per share. After further discussion, the board of directors determined that liquidation and dissolution of the Company in accordance with the plan of liquidation would provide the maximum value reasonably available to stockholders and adopted the plan of liquidation. The board also instructed management to pursue the sale or license of some or all of the Company’s intellectual property and related assets with various parties that had expressed a serious interest, and to bring to the board’s attention other potentially viable alternative transaction proposals which the Company received, including proposals for the acquisition of the entire Company or all or substantially all its assets.

      Prior to the meeting on October 21, 2003, the board was informed continuously of the Company’s business affairs and financial condition, and at numerous meetings considered alternatives and strategies with a view to achieving the maximum value for stockholders. Based on the Company’s deteriorating financial performance, the advice of Piper Jaffray described in the immediately preceding paragraph, the minimal or zero value attributed to the Company’s operating business by potential merger partners, and the board’s own assessment of the Company’s future prospects, the board determined that it would not be advisable or in the best interest of the Company’s stockholders to continue to operate on an independent basis for the long term. Despite devoting substantial time, effort and resources, the Company had not been successful in identifying a buyer or strategic partner willing to firmly commit to acquire the Company on financial and other terms which the board viewed as reasonably likely to provide greater realizable value to the Company’s stockholders than the complete liquidation and dissolution of the Company in accordance with the plan of liquidation. The board determined that in the absence of such a transaction, and given that, in the view of the board, continuing to operate independently was untenable as it would mean continued net losses and ultimately business failure, liquidation and dissolution of the Company in accordance with the plan of liquidation was the best alternative in that it would minimize further erosion of stockholder value from continued net losses, and liquidating distributions pursuant to the plan of liquidation, including possible distributions of potential cash proceeds from sales, licenses or other dispositions of the Company’s intellectual property and other assets, would thus provide the maximum realizable value reasonably available to stockholders. As noted in the immediately preceding paragraph, in reaching this determination the board considered management’s updated estimate of a range of liquidation values from $0.33 to $0.41 per share. In particular, the board considered the differences in certain key assumptions, such as estimated proceeds from potential sales of intellectual property assets and the cost of possible additional insurance coverage with respect to the pending litigation related to the Company’s initial and follow-on public offerings, which contributed significantly to the differential between the low and high end of the range of liquidation values. Because none of the directors is an officer or employee of the Company and no director has any interest in the plan of liquidation other than as a stockholder, the board did not view it as necessary to, and did not, appoint an independent committee to determine whether liquidation and dissolution is in the best interest of unaffiliated stockholders.

      Although the board of directors adopted the plan of liquidation on October 21, 2003, and recommended its approval and adoption by stockholders, the board continued to consider and evaluate, consistent with its efforts to maximize stockholder value, various acquisition proposals which had been made, with a view to determining if they were reasonably likely to provide higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation.

Developments Since Adoption Of The Plan Of Liquidation

      Following adoption by the board of directors on October 21, 2003 of the plan of liquidation, and the filing by the Company with the SEC on November 4, 2003 of a preliminary proxy statement in connection with a special meeting at which stockholders would vote on a proposal to approve and adopt the plan of liquidation, the Company has received and, with the assistance of Candlewood Partners, LLC, or Candlewood, which the Company retained as its financial advisor, the board of directors has reviewed and carefully considered various proposals to acquire the Company. On December 30, 2003, the Company entered into an agreement with Thalveg Data Flow LLC, or Thalveg, to sell to Thalveg the Company’s patent portfolio for $1.8 million in cash. Thalveg is not an affiliate of the Company and the terms of the Company’s agreement with Thalveg, including the $1.8 million purchase price, were determined through arms-length negotiations. The agreement includes a royalty-free license back to Net Perceptions under the patents, patent licenses and pending patent applications being transferred. The transaction does not involve any of the Company’s other intellectual property rights or assets, including its proprietary software products, which remain with the Company. Consummation of this transaction is subject to stockholder approval, as part of the plan of liquidation or otherwise. The Company decided to enter into this agreement with Thalveg because, as described below, the price offered by Thalveg for the patent portfolio alone ultimately exceeded the price offered by a potential purchaser of all of the Company’s non-cash assets (including the patent portfolio). The Company also granted to a software company a non-exclusive source code license to a portion of the Company’s intellectual property for a cash payment of $325,000. Under the license, the Company will provide certain consulting and support services to the licensee for additional cash payments of $75,000. On December 30, 2003, the board of directors also determined that, in the absence of a definitive agreement to acquire the Company on terms which the board believes would provide substantial transaction certainty and higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation, the Company should proceed with the plan of liquidation. Accordingly, the board reaffirmed the plan of liquidation and its recommendation that stockholders vote in favor of the plan. Also on December 30, 2003, the board of directors unanimously determined that the Obsidian Exchange Offer was financially inadequate and not in the best interests of the Company’s stockholders, and unanimously recommended that all holders of the Company’s common stock reject Obsidian’s Exchange Offer and not tender their shares to Obsidian. The board of directors also determined that, in the absence of a definitive agreement to acquire the Company on terms which the board believes would provide substantial transaction certainty and higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation, the Company should proceed with the plan of liquidation. In light of the continuing interest expressed by various parties in a possible acquisition of the Company, on January 9, 2004, the Company publicly announced procedures for the submission of best and final acquisition proposals. The board of directors subsequently carefully considered and reviewed with Candlewood and the Company’s outside legal counsel the proposals that were properly submitted in response to this announcement and has unanimously determined that implementation of the plan of liquidation, rather than pursuing and entering into any of such transactions, is the course most likely to obtain the highest value reasonably available to stockholders. Accordingly, the board authorized the Company to continue to proceed expeditiously to seek stockholder approval of, and implement, the plan of liquidation. These developments are described more fully below.

      Shortly after the October 21, 2003 board meeting at which the plan of liquidation was approved, the Company began serious negotiations with a public company regarding the sale of substantially all of its non-cash assets. By approximately mid-November, 2003, the terms of an asset purchase agreement with the public company had been substantially negotiated. However, at about the same time, the Company received an offer to acquire its patent portfolio for a cash purchase price equal to the cash price proposed to be paid by the public company for substantially all of its non-cash assets, including its patent portfolio.

      On October 29, 2003, Mr. Donnelly received an email from a principal of Acclaim. That evening, Mr. Donnelly also received a phone call from an American stock exchange listed company, referred to as the AMEX company, which also had previously expressed an interest in acquiring the Company in a stock-for-stock “merger of equals” transaction. In both cases, Mr. Donnelly invited these parties to submit a written proposal if they were interested in acquiring the Company.

      On November 13, 2003, the Company received a letter addressed to its board of directors from Obsidian stating that, “subject to completing confirmatory due diligence, Obsidian is prepared to offer NETP shareholders the opportunity to receive $.20 in cash and 0.6 of a share of Obsidian common stock per share of NETP common stock.” That same day Obsidian publicly announced this letter. Shortly after this announcement, Mr. Donnelly was contacted by a publicly traded company based in the Boston, Massachusetts area, referred to as the Boston-based company, which also had previously expressed an interest in acquiring the Company in a stock-for-stock merger. As with the other contacts from potential acquirors, Mr. Donnelly invited the Boston-based company to submit a written proposal.

      On November 18, 2003, the board of directors met to review the status of possible asset sale transactions and of proposals to acquire the Company in its entirety which had been received. In addition to the directors, Mr. Donnelly and a representative of Skadden Arps attended this meeting. Mr. Donnelly reported on the status of discussions and negotiations with the potential purchaser of substantially all the Company’s non-cash assets, and the potential purchaser of its patent portfolio and, in particular, his efforts to structure these transactions to allow the Company to sell its patent portfolio while enabling the potential purchaser of substantially all the Company’s non-cash assets to proceed with its proposed transaction but instead of purchasing, receive a license under, the Company’s patent rights, thereby achieving maximum value from the two transactions. The board instructed Mr. Donnelly to continue to pursue this possibility. Mr. Donnelly also reported on his efforts to obtain one or more non-exclusive source code or OEM license transactions. At the meeting on November 18, 2003, Mr. Donnelly and the representative of Skadden Arps also reviewed with the board the acquisition proposal set forth in Obsidian’s November 13th letter and a written proposal from the AMEX company for a stock-for-stock merger “priced at market.” In addition, Mr. Donnelly indicated that he expected to receive shortly a written acquisition proposal from the Boston-based company.

      Also at this meeting, it was noted that, by letter dated October 31, 2003 which the Company received on November 4, 2003, the Company’s financial advisor, Piper Jaffray had resigned. A representative of Piper Jaffray stated to the Company’s president and chief financial officer that Piper Jaffray had resigned because the board of directors had approved the plan of liquidation. Under the Company’s engagement letter with Piper Jaffray, no transaction or “success” fee was payable in connection with sales or other dispositions of the Company’s intellectual property or other assets undertaken in anticipation or as part of the liquidation and dissolution of the Company, except for a sale of all or substantially all of the Company’s assets in which the purchaser assumed all of the Company’s liabilities. The directors therefore discussed the advisability of retaining a new advisor, particularly since the recent acquisition proposals that had been received involved, and such proposals that were likely to be received would in all likelihood involve, consideration in the form of stock. Accordingly, the board directed Mr. Donnelly to explore the possibility of engaging a financial advisor and, given the importance of minimizing cash burn and cash commitments, to seek to structure an arrangement at a reasonable cost and preferably without an “incentive” or “success” fee.

      Following this meeting, in order to keep the parties which had recently submitted written acquisition proposals apprised, on November 19, 2003 the Company delivered a letter to each of the parties who had submitted proposals which were discussed at the November 18th board meeting, including Obsidian, stating that the board of directors was considering and evaluating its proposal and advising each such party that, in light of Piper Jaffray’s termination of its engagement, the board of directors had directed the Company to explore the possibility of engaging a financial advisor in evaluating such party’s proposal, as well as other proposals which had been or might be received.

      At a brief meeting held on November 21, 2003, the board authorized the retention of, and on this same date the Company retained, Candlewood, to assist the Company and the board in evaluating and comparing acquisition proposals to each other and to liquidation, assist management in preparing, or separately prepare, an updated liquidation analysis, and if requested, render a fairness opinion to the board with respect to the consideration to be received by stockholders in an acquisition of the entire Company.

      Also on November 21, 2003, the Company received a written proposal from the Boston-based company providing for a merger transaction in which the Company’s stockholders would receive a specified value in cash and stock of the Boston-based company, subject to due diligence and satisfaction of other customary conditions and execution of a definitive agreement.

      In connection with a request from Obsidian to meet with Mr. Donnelly to discuss Obsidian’s cash and stock merger proposal of November 13, 2003, on November 24, 2003 Obsidian entered into a confidentiality agreement that, among other things, required each party to not disclose the existence of their discussions regarding an acquisition transaction. That evening, Mr. Donnelly and a representative of Candlewood met with Timothy S. Durham, Terry G. Whitesell and Anthony P. Schlichte, the chairman and chief executive officer, president and chief operating officer and executive vice president of corporate finance, respectively, of Obsidian, to discuss Obsidian’s acquisition proposal. At the request of the Candlewood representative, the Obsidian officers described the businesses, financial condition and prospects of Obsidian. The representative of Candlewood indicated that in order to perform confirmatory due diligence regarding the matters described, and to properly assist the Company’s board of directors in evaluating Obsidian’s proposal and, in particular, its common stock, he would expect to receive appropriate non-public business and financial information of Obsidian which would be subject to the parties’ confidentiality agreement. Mr. Durham stated that he would prefer not to provide such information. The Candlewood representative and Mr. Donnelly explained the concerns which had been raised by the board of directors regarding the Obsidian proposal of November 13, 2003, the value and liquidity of Obsidian’s common stock, as well as financing and transaction risks, including possible failure of stockholder approval, and the possibly extended time period to obtain such approval and complete the proposed transaction. The parties discussed possible acquisition terms and structures which might be a basis for formulating a viable transaction, including a possible cash/stock election structure. The parties also discussed Obsidian commencing a due diligence process. Mr. Donnelly indicated that Obsidian or its representatives could commence that process right away since a data room containing relevant materials had previously been established in connection with the Company’s ongoing efforts to identify and complete an acquisition transaction. Despite this offer, Obsidian has never reviewed the materials in the data room.

      Following this meeting, a representative of Candlewood had several discussions with a representative of Obsidian’s financial advisor in an effort to formulate a transaction which would be structured as a two-step transaction (first step tender or exchange offer followed by a merger) to minimize the time required for stockholders to receive value and would provide substantial transaction certainty and realizable value superior to the cash distributions estimated to be achievable in liquidation. During these discussions, the Candlewood representative repeatedly noted that, given that liquidation involved no financing risk or transaction risk, other than stockholder approval, and given the time, expense and related reduction in liquidation value to complete an agreement for a transaction which ultimately failed to close, there would need to be substantial certainty in both these areas to obtain board approval. At no time during these discussions did the Company or its representatives indicate to Obsidian or its financial advisor that the board was prepared to accept an offer from Obsidian which included the opportunity for the Company’s stockholders to receive cash in the range of $0.40 per share, without these matters being adequately addressed.

      On December 1, 2003, the Company received a letter dated November 26, 2003 from MicroSkills San Diego, LP, or MicroSkills, which, according to MicroSkills, is a San Diego-based IT Technical Training and Certification School, proposing a transaction in which the Company would acquire MicroSkills in exchange for newly issued shares of Net Perceptions’ common stock with the existing owners of MicroSkills receiving 49.99% of the Company’s common stock. On December 2, 2003, MicroSkills, which had previously entered into a confidentiality agreement in substantially the same form as the confidentiality agreement with Obsidian, issued a press release announcing its delivery of this letter to the board of directors.

      On Tuesday afternoon, December 2, 2003, the Company received a letter from Obsidian proposing a transaction whereby “Obsidian will offer the NETP shareholders the opportunity to receive for each share of NETP common stock either: (i) $.40 in cash or (ii) two shares of Obsidian common stock (the number of shares will be adjusted in the definitive agreement to reflect the 1 for 50 reverse stock split that Obsidian anticipates being effective by December 5, 2003.” The letter further stated that, “[P]rior to execution of the definitive merger agreement, Obsidian will provide to NETP evidence of committed and available financing in the amount” [necessary to complete the transaction and] “reasonably satisfactory to NETP.” The letter contemplated a two-step transaction with a first-step exchange offer, and stated that “[A]ssuming Obsidian is provided immediate access to requested diligence materials and NETP personnel, Obsidian will complete its confirmatory diligence no later than the close of business on Friday December 5, 2003.” The proposal was expressly “subject to oral confirmation of NETP’s Board of Directors acceptance of this proposal no later than the close of business on Wednesday, December 3, 2003, completion of confirmatory due diligence no later than the close of business on Friday, December 5, 2003 and negotiation, execution and delivery of definitive documentation no later than the close of business on Monday, December 15, 2003.”

      The board of directors met again on December 3, 2003. Representatives of Skadden Arps and Candlewood were present in addition to Mr. Donnelly. Mr. Donnelly reported that the potential purchaser of substantially all of the Company’s non-cash assets had raised its proposed cash purchase price and that the offer to purchase the Company’s patent portfolio was still available. He also stated that he was continuing to pursue transactions involving non-exclusive source code or object code licenses which could be executed if the Company entered into an agreement to sell its patent portfolio without the agreement to sell substantially all of its other non-cash assets. The board directed him to move forward as expeditiously as possible with these negotiations.

      Also at this meeting, a representative of Candlewood summarized for the board his contacts and discussions with various parties that had expressed an interest in acquiring the Company. With respect to three of such parties that had submitted a written proposal, as well as Obsidian, he stated that despite his invitation, they had provided little in the way of additional information that would allow a more complete evaluation. With respect to the written proposals submitted by the Boston-based company and Obsidian, respectively, he explained in detail the discussions he had had with these parties in an effort to formulate a viable alternative to liquidation. With regard to Obsidian’s December 2, 2003 proposal, he noted that Obsidian had indicated that its chairman and chief executive officer would supply the required financing, but had offered no specifics as to the precise terms of such a commitment or what, if any, recourse would be available to the Company or its stockholders if the financing was not available to complete the transaction. In addition, he explained that since Obsidian was seeking access to the Company’s cash, an underlying premise of the proposed transaction was that a significant number of stockholders would elect to receive stock. He noted his concern about whether a significant number of stockholders would elect to receive Obsidian stock, particularly in view of the fact that in all likelihood receipt of the Obsidian stock would be taxable. With regard to Obsidian’s condition regarding due diligence, Mr. Donnelly reminded the board that he had previously invited Obsidian to immediately commence due diligence, and would contact them again with the same message. The board instructed Candlewood to promptly respond to Obsidian, and request that Obsidian address the key concerns regarding certainty of financing and closing with a view to developing a viable transaction proposal.

      With regard to the acquisition proposal submitted by the Boston-based company, the representative of Candlewood stated that he believed it would be prepared to offer a significant premium above liquidation value through the stock portion of the consideration, which, in contrast to the Obsidian proposal, would be valued at or about the time of closing. He noted that the market price of the common stock of the Boston-based company had appreciated substantially in 2003. The board instructed Candlewood to promptly respond to the Boston-based company and work to see if a viable transaction proposal could be developed.

      The members of the board expressed their concern that the acquisition proposal review and evaluation process itself was taking considerable time and consuming stockholder funds, and thus could not simply keep going as bidders sought to re-structure or revise their proposals in an effort to appear more favorable than liquidation. With this in mind, the board instructed Candlewood to contact the various parties and require that any revisions to any proposals, and any additional information which they wished to be considered, be submitted early in the week of December 8, 2003, with a view to making a determination as soon as possible thereafter whether and how to pursue any of such proposals, or proceed with the plan of liquidation. A letter to this effect was sent by Candlewood on December 5, 2003 to each of the parties that had submitted or discussed with Candlewood an acquisition proposal. While a number of such parties provided such additional information, Obsidian did not.

      Following this board meeting, on December 4th and December 5th, the Company’s representatives, including Mr. Donnelly, Skadden Arps and Candlewood, had discussions with representatives of Obsidian, including Obsidian’s outside legal counsel, regarding the concerns expressed by the board concerning Obsidian’s December 2nd proposal. In particular, on December 3rd Mr. Donnelly had phone conversations with Mr. Durham and a representative from Obsidian’s outside law firm discussing, among other things, potential dates for Obsidian to conduct on-site due diligence. Shortly after these conversations, a Company representative forwarded a data room index to Obsidian’s outside law firm. On December 4th, Mr. Donnelly had a phone conversation with a tax attorney from Obsidian’s outside law firm who expressed concern, and indicated that his client was working through issues associated with, the likely taxable nature of the stock consideration contemplated by Obsidian’s December 2nd proposal. During these conversations, Mr. Donnelly expressly invited Obsidian to commence its due diligence immediately, if possible as early as Thursday, December 4th and in any event by Friday December 5th. Obsidian did not respond to these invitations.

      In addition, a representative of Skadden Arps had phone discussions with another attorney from Obsidian’s outside law firm, in which he also explained the board’s concerns with the Obsidian proposal, particularly in light of the underlying premise of the transaction from Obsidian’s perspective and the likely taxable nature of the proposed transaction. With regard to financing risk, the representative of Skadden Arps suggested that if, as Obsidian’s strategic advisor had represented, Obsidian’s chairman and chief executive officer was prepared to finance the proposed transaction, the board’s concerns in this regard could be addressed by, in effect, securing this financing at the signing through an escrow of the necessary funds to complete the transaction. The attorney for Obsidian indicated that this was unlikely to be acceptable. The representative of Skadden Arps indicated that the Company would be willing to consider other arrangements in this regard, so long as they provided a similar level of certainty regarding financing. At no time during these or any subsequent discussions did Obsidian or its representatives provide the Company with any form of written commitment, or draft thereof, or any other writing setting forth the terms whereby the funding for their proposed cash/stock election exchange offer, which they represented would be provided by Obsidian’s chairman and chief executive officer, would be made available. With regard to closing risk, the representative of Skadden Arps noted that since liquidation involved no closing risk, other than failure of stockholder approval, in preparing definitive documentation Obsidian and its attorneys should make every effort to minimize the closing conditions. At no time did the representative of Skadden Arps or any other of the Company’s representatives state or otherwise indicate that a definitive agreement with Obsidian would need to have no closing conditions. As to both of these matters, the attorney for Obsidian acknowledged these concerns and stated that Obsidian would address these concerns through a revised proposal which would be delivered over the weekend of December 6-7.

      On December 8, 2003, Obsidian submitted a revised acquisition proposal which purported to address “NETP’s two primary areas of concern with Obsidian’s proposal”, namely “certainty of financing” and “certainty of closing”. The revised proposal had the identical pricing as Obsidian’s December 2nd proposal of $0.40 per share or two shares of Obsidian common stock, as elected by each stockholder. However, the proposed transaction structure was changed from the two-step transaction proposed earlier, which involved a first step tender/exchange offer followed by a merger, and would have required Obsidian to provide funding to complete the first step tender/exchange offer to the extent stockholders tendered their shares for cash, to a one-step merger. In this way, according to the proposal, upon the closing Obsidian would have access to the Company’s cash, which would “approximate” the amount of cash necessary to complete the transaction if all stockholders elected to receive cash. The proposal also stated that at the time a merger agreement was signed, Obsidian would “enter into voting and support agreements with shareholders of NETP holding not less than 40% of the outstanding shares of NETP (we believe this level of support is readily obtainable).”

      The revised Obsidian proposal which, as noted above, was received on December 8, 2003, was expressly “subject to an authorized officer of NETP executing and delivering this Letter of Intent to Obsidian no later than 4:00 p.m. (New York City Time) on Monday, December 8, 2003 and the negotiation, execution and delivery of definitive documentation no later than the close of business on Monday, December 15, 2003.” The proposal letter also asserted that “Obsidian has provided NETP with additional information regarding Obsidian and its financial capacity to complete this transaction, including financial information regarding Obsidian’s sources of financing that demonstrate liquidity and financial capacity far in excess of the amount necessary to complete this transaction.” With regard to diligence, the proposal stated, “[A]ssuming Obsidian is provided immediate access to requested diligence materials and NETP personnel, Obsidian will complete its confirmatory due diligence promptly after the execution of this Letter of Intent.”

      Upon receipt of this proposal letter on Monday morning, December 8, 2003, in an email to Mr. Durham, Mr. Donnelly reiterated his invitation to Obsidian to promptly complete its diligence, stating that “I am and have been prepared to support any diligence you need to do (expressed last week when we talked and I forwarded the data index to your counsel). Seems to me that this activity would advance the ball in a productive way. Not sure why we didn’t get that done last Wednesday/Thursday. Let me know what I can do.”

      Early in the afternoon on December 8, 2003, Obsidian issued a press release announcing its proposal letter. That same afternoon, a representative of Skadden Arps contacted outside counsel for Obsidian to discuss Obsidian’s proposal. In the conversation he inquired as to the identity of the stockholders whose support Obsidian believed was “readily attainable” and reiterated Mr. Donnelly’s invitation that Obsidian commence due diligence immediately. Finally, he noted that it would not be possible to convene a meeting of the board of directors within an hour or so, and thus the stated deadline for the Company’s response, which was 4:00 p.m. on the day the proposal was received, could not be met. Counsel for Obsidian indicated that Obsidian would not engage in diligence without knowing that its proposed transaction was agreed to in principle.

      The board of directors met again on December 10, 2004. Representatives of Skadden Arps and Candlewood were in attendance in addition to Mr. Donnelly. Mr. Donnelly reported that the potential purchaser of the Company’s patent portfolio had increased its offer to a level where it was likely superior to the proposed transaction involving the sale of substantially all of the Company’s operating assets. He also confirmed he was reasonably confident that if the patent portfolio sale agreement was entered into but the agreement for sale of substantially all of the Company’s other non-cash assets was not, that he would be able to negotiate and close one or more non-exclusive source code licenses involving cash payments to the Company in the range of $.01-$.02 per share.

      Also at this meeting, representatives of Candlewood reviewed the current status of the acquisition proposals that had been received, as well as profiles of the various companies making proposals. Five entities, including Obsidian, had submitted proposed letters of intent. Candlewood indicated that in its view, and the board of directors concurred, that of the five, two proposals, including Obsidian’s December 8th cash/stock election proposal, appeared to be superior to the other three.

      With regard to the Obsidian proposal, the Company’s legal and financial advisors reported on their recent conversations with Obsidian’s legal and strategic advisors. The representative of Candlewood indicated that, at his request, Obsidian’s strategic advisor had provided the names of several large stockholders who, according to such strategic advisor, had been contacted and were prepared to support Obsidian’s proposed transaction. Mr. Donnelly stated that his understanding of the position of such large stockholders was inconsistent with that of Obsidian’s strategic advisor. Candlewood expressed concern about the realizable value of Obsidian’s stock and noted that 90% of its common stock, on a fully diluted basis, was held by officers and directors and that it was very thinly traded.

      Candlewood also reviewed in some detail a proposal from the Boston-based company for a transaction involving a combination of cash and stock of the Boston-based company having a specified value at closing which together could, depending on the value placed on the stock portion of the consideration, represent a significant premium over the Company’s net cash (cash minus liabilities) at closing. The Candlewood representative noted that ownership of the Boston-based company was quite concentrated and its stock was also very thinly traded. However, the Candlewood representative indicated that, based on their preliminary diligence, they viewed the value and upside of the common stock of the Boston-based company to be superior to that of Obsidian stock.

      At the conclusion of the meeting, the board of directors authorized management to seek to finalize the agreement for the sale of the Company’s patent portfolio and the agreement for the sale of its other non-cash assets on the most favorable terms obtainable. The board directed Candlewood to continue discussions with potential acquirors which sought to do so, complete its review and evaluation of any additional information provided by potential acquirers and to prepare and present as soon as practicable at a meeting of the board a comparative summary of the various acquisition proposals, as well as an updated liquidation analysis.

      On December 11, 2003, Obsidian issued a press release announcing its intention to make an exchange offer for shares of Net Perceptions’ common stock directly to the Company’s stockholders. On December 15, 2003, Obsidian filed a Schedule TO and a registration statement on Form S-4 with respect to the shares of Obsidian common stock issuable pursuant to the Exchange Offer.

      On December 17, 2003, the board of directors met briefly. This meeting was attended by Mr. Donnelly and representatives of Candlewood and Skadden Arps, in addition to the directors. The board received an update on the status of the intellectual property sale transactions which the Company had been pursuing. The board directed management to continue to try to achieve a transaction or transactions whereby the Company would sell its patent portfolio to Thalveg, with the potential purchaser of substantially all of the Company’s other non-cash assets receiving a license under the Company’s patent rights, and also sell substantially all the Company’s other non-cash assets to such potential purchaser, perhaps at a reduced price from that originally agreed. In light of the possibility that the potential purchaser of substantially all the non-cash assets would ultimately not agree to this, the board also instructed management to promptly seek to finalize the patent purchase agreement with Thalveg as soon as possible, and to continue to pursue and, if possible, finalize, one or more non-exclusive source code license agreements. At this meeting, the board was also updated on the Exchange Offer, Candlewood’s progress in completing its liquidation analysis and analyses related to the Exchange Offer to be presented to the board as soon as practicable, and the purported stockholder class action litigation which had been filed challenging the board’s approval and adoption of the plan of liquidation described under Item 8.

      On December 22, 2003, the board of directors met again. This meeting was attended by Mr. Donnelly and representatives of Candlewood and Skadden Arps, in addition to the directors. At the meeting, Candlewood presented its analysis of the estimated amounts that would be distributed to stockholders if the plan of liquidation were implemented. The analysis concluded that the expected distribution ranged from $0.41 to $0.45 per share, or $41 to $45 for each 100 shares. Candlewood’s liquidation analysis is described below.

      Representatives of Candlewood then discussed their financial analysis of Obsidian and the Exchange Offer and indicated to the board that, based on that analysis and as of that date, if requested by the board, they would be prepared to deliver a written opinion to the effect that the value of the consideration offered to the Company’s stockholders in the Exchange Offer is inadequate, from a financial point of view, to Net Perceptions’ stockholders other than Obsidian and its affiliates. Candlewood’s analysis is summarized below.

      After lengthy discussion concerning the Candlewood presentation, a representative of Skadden Arps summarized for the board of directors the operation and potential effect of the Company’s stockholder rights plan with respect to the Obsidian Exchange Offer and other unsolicited tender offers or exchange offers which might be made, and with respect to a special stockholder meeting which was proposed to be convened to vote on the plan of liquidation, and various actions which the board might wish to consider in that regard. After further discussion, the board of directors adopted an amendment to the Company’s stockholder rights plan. The amendment provides, in effect, that the rights issued thereunder will not be separately distributed to the Company’s stockholders and become exercisable solely as a result of the commencement of a tender offer or exchange offer for all outstanding shares of Net Perceptions common stock. In addition, the amendment provides that the rights will not “flip-in” and entitle a holder to purchase shares of Net Perceptions common stock at a discount upon consummation of such an offer that results in the bidder beneficially owning at least 85% of the outstanding shares of Net Perceptions common stock, excluding for purposes of determining the number of shares of common stock outstanding those shares owned by directors who are also officers of Net Perceptions and shares owned by stock plans sponsored by the Company in which Company employee participants do not have the right to determine confidentially whether shares of Company common stock held subject to such stock plan(s) will be tendered in a tender offer or exchange offer. Also, pursuant to the amendment, the rights will not be triggered by a subsequent merger of the Company with such a bidder in which the Company’s stockholders receive the same consideration as was paid or issued in the tender offer or exchange offer. The amendment is intended to remove the Company’s stockholder rights plan as an impediment to Obsidian or another bidder completing its offer and a subsequent merger, while also affording protection to stockholders who do not tender their shares in Obsidian’s offer (or another bidder’s first-step tender or exchange offer), if, despite the board’s recommendation (in the case of the Exchange Offer), the holders of a substantial majority of Net Perceptions stock (the same 85% majority which, in the absence of approval of the Exchange Offer by the Company’s board of directors, is required for the restrictions of Section 203 of the Delaware General Corporation Law to be inapplicable to Obsidian’s proposed merger following consummation of the Exchange Offer) elect to accept Obsidian’s offer. The rights plan amendment also clarifies that stockholders who enter into voting agreements or understandings solely regarding voting on Net Perceptions’ proposed plan of liquidation and dissolution will not be deemed to beneficially own the shares owned by the other parties to such agreements or understandings. (A copy of the amendment to the Rights Plan was filed with the SEC on December 23, 2003 as an exhibit to a current report on Form 8-K.)

      Also at this meeting, Mr. Donnelly reported that the potential purchaser of substantially all the Company’s non-cash assets had refused to proceed with a transaction whereby it would receive a license under, rather than acquire outright, the patent portfolio. He also reviewed for the board the terms of the patent purchase agreement with Thalveg and of the non-exclusive source code license agreement, which had been substantially finalized. At the conclusion of this meeting, the board determined to adjourn the meeting until December 30, 2003 to allow the directors to review the Candlewood analyses further, and in general to give further consideration to Obsidian’s Exchange Offer and the proposed patent purchase and source code license transactions. However, in light of the analyses presented by Candlewood, the board requested that Candlewood be prepared at the reconvened meeting on December 30th to render its written opinion with respect to the value of the exchange consideration offered to the Company’s stockholders in the Exchange Offer.

      On December 23, 2003, the Company issued a press release reporting the amendment to its stockholder rights plan described above and that the Exchange Offer was under consideration by its board of directors. Thereafter, representatives of Candlewood contacted various parties with which Candlewood had been engaged in discussions regarding their respective acquisition proposals. The Candlewood representatives indicated that, as reported in the Company’s press release, the Company was considering the Exchange Offer, and that if the Company’s board of directors determined not to support the Exchange Offer, they believed the Company would be prepared to continue discussions with parties who were willing to promptly and diligently pursue a definitive acquisition agreement that would provide substantial transaction certainty and higher realizable value to stockholders than the plan of liquidation.

      On December 30, 2003, the adjourned board meeting of December 22nd was reconvened. Mr. Donnelly and representatives of Skadden Arps and Candlewood attended the meeting, in addition to the directors. At this meeting, the representatives of Candlewood advised the board that there had been no material changes to their analyses presented on December 22, 2003 and that they were prepared to issue a written opinion as to the adequacy, from a financial point of view, of the consideration offered to the Company’s stockholders (other than Obsidian and its affiliates) in the Exchange Offer. The Candlewood representative also confirmed Candlewood’s liquidation analysis presented to the board on December 22, 2003. Candlewood then delivered their opinion to the effect that, as of December 30, 2003, the value of the consideration offered to the Company’s stockholders in the Exchange Offer is inadequate, from a financial point of view, to the Company’s stockholders (other than Obsidian and its affiliates). A copy of the Candlewood opinion, which sets forth the matters considered, assumptions made and limitations on the review undertaken by Candlewood is attached hereto as Annex A.

      After further discussion among and between the member of the board and the representatives of Skadden Arps and Candlewood, the board adopted the recommendation set forth under Item 4(a). It also authorized the execution of the patent purchase agreement with Thalveg and the non-exclusive source code license summarized for the board on December 22, 2003. The board also received from Candlewood a status update on various acquisition proposals, including from the AMEX company, Microskills and the Boston-based company, and proposals by various other parties whereby either the Company would invest in these parties or they would invest in the Company, and they would assume control of the Company and implement asset redeployment strategies including, in the case of one such proposal, through the acquisition by the Company of such other party in exchange for newly issued shares of Company common stock.

      Also at this meeting, the board unanimously concluded that, assuming there were no developments, events or circumstances which would result in an adverse change to the results of the Candlewood liquidation analysis, and assuming the cash consideration payable to the Company under the patent purchase agreement with Thalveg and the non-exclusive source code license is received by the Company as reflected in the conservative case set forth in Candlewood’s liquidation analysis, then an initial distribution estimated to be approximately $0.40 per share could be made, and the Company currently plans to make such initial distribution, to stockholders shortly after stockholder approval and adoption of the plan of liquidation. This amount was determined as a prudent estimated initial distribution amount in light of the possibility that the actual amount of various liabilities and expenses, including, in particular, legal and financial advisory fees and expenses associated with the purported class action lawsuit described under Item 8, the Exchange Offer and the SEC review process with respect to the proxy statement relating to the special meeting at which stockholders would vote on the plan of liquidation, might exceed the estimates therefore set forth in Candlewood’s liquidation analysis, in an effort to reduce any possible future liability of stockholders with respect to liquidating distributions. Following stockholder approval and adoption of the plan of liquidation, the board will review and consider whether there have been any developments, events or circumstances which would change the results of Candlewood’s liquidation analysis as described below such that an initial cash distribution of at least $0.40 per share could not be made. If, after such review and consideration, the board determines that the initial cash distribution should be less than $0.40 per share, it will make the maximum distribution which, in the exercise of its business judgment, it determines to be prudent in light of the Company’s actual and contingent liabilities.

      The board also determined that, in the absence of a definitive agreement to acquire the Company on terms which would provide substantial transaction certainty and higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation, the Company should proceed with the plan of liquidation. Accordingly, the board directed management to proceed with the preparation and filing with the SEC of an amended preliminary proxy statement relating to a stockholders meeting at which the plan of liquidation would be voted upon. However, it also directed management, with the assistance of Skadden Arps and Candlewood, to continue discussions with any potential acquirers of the Company who were willing to promptly and diligently pursue, in a manner consistent with the Company’s objective of minimizing cash expenses, a definitive agreement to acquire the Company on terms which would provide substantial transaction certainty and higher realizable value to stockholders than implementing the plan of liquidation.

      In view of the continuing interest expressed by various parties in a possible acquisition of or other change of control transaction with the Company, on January 9, 2004, the Company publicly announced procedures for the submission of best and final acquisition proposals. In response to that announcement, the Company received nine submissions, including the previously announced agreement submitted by Obsidian proposing an acquisition of the Company for the same consideration offered by Obsidian in its pending exchange offer, with certain additional conditions, and submissions from the AMEX company, Microskills and an investment firm which had previously proposed to invest in the Company and implement an asset-redeployment strategy. On January 23, 2004, Candlewood received a letter from Acclaim in response to the letter of January 21, 2004 sent by Candlewood to Obsidian and included as Exhibit 12 to this Statement. In the January 23rd letter, Acclaim stated that Obsidian was in the process of compiling additional information for submission to Candlewood that would assist Candlewood and the Company’s board of directors in evaluating Obsidian proposal, and anticipated being in a position to provide Candlewood with the information early in the week of January 26, 2004. In its letter of January 21, 2004, Candlewood had stated that any information which Obsidian decided to provide must be provided by noon, eastern standard time, on Friday January 23, 2004. As of January 28, 2004, no such information had been provided.

      At a meeting on January 26, 2004 attended by representatives of Candlewood and Skadden Arps and by Mr. Donnelly, in addition to the directors, the board determined that these four submissions were the only submissions that either complied with, or reflected a good faith effort to comply with, the previously announced procedures, or otherwise merited further consideration and review.

      The AMEX company’s submission contemplated a stock-for-stock merger whereby each outstanding share of the Company’s common stock would be converted into a fraction of a share of non-voting common stock of the AMEX company having a value equal to a pre-determined fixed price. For this purpose, the value of the AMEX company non-voting common stock would be the lesser of the average closing price per share of such non-voting common stock over the 30 trading days prior to the signing of the definitive merger agreement or over the five trading days immediately prior to the stockholder vote on the proposed merger. However, if the average closing sales price per share of such non-voting common stock over a period (which was left unspecified in the AMEX company’s submission) prior to the AMEX company’s delivery to us of a termination notice fell below a specified price (which price reflected an approximate 10% reduction from the closing sales price per share of such non-voting common stock on the date of the AMEX company’s final submission), then the AMEX company would have the right to terminate the merger agreement upon the payment of a specified termination fee. The AMEX company’s submission did not set forth a proposed fixed price per share of Net Perceptions common stock. Rather it indicated that the fixed price per share of Net Perceptions common stock would be established at the signing of the definitive merger agreement on a basis which, according to the AMEX company, would value Net Perceptions’ assets using the “Aggressive” case valuation set forth in Candlewood’s liquidation analysis, with historic liabilities and accruals being valued at the stated amount on the Company’s books at the time of pricing, and other liabilities and obligations generally being valued based on management’s reasonable estimates at the time of pricing, such that, according to the AMEX company, Net Perceptions stockholders would be “no worse off than in a liquidation scenario.” The fixed price would be subject to downward adjustment for costs and expenses incurred prior to the closing of the proposed transaction for which the Company is or may liable arising from stockholder lawsuits seeking to enjoin the proposed transaction, as well as costs and expenses in connection with compliance with federal securities laws other than those relating to the proxy statement or the holding of the special stockholders meeting which would be convened to vote on the proposed transaction. The fixed price would also be reduced for additional amounts paid or payable to Candlewood (other than 50% of the cost, up to $100,000, of the cost of any fairness opinion by the board required in connection with the proposed transaction) and/or to the Company’s legal counsel with respect to services performed in addition to those taken into account for purposes of Candlewood’s liquidation analysis, other than such costs and expenses incurred by the Company for legal counsel with respect to the proxy statement and/or the holding of the special stockholders meeting relating to the proposed transaction. As additional consideration, the AMEX company’s submission stated that the AMEX company was willing to offer Net Perceptions stockholders a “right” having a six-month term to purchase one additional share of the AMEX company’s non-voting common stock for each such share received in the proposed merger, at a price equal to the price used to consummate the proposed merger. The transaction proposed by the AMEX company was subject to various closing conditions, including approval by Net Perceptions stockholders and a requirement that as of the closing date the Company have cash and cash equivalents, calculated net of book liabilities, of not less than $12 million.

      The transaction proposed in Microskills’ submission was substantially similar to that previously proposed by it, namely a so-called “reverse IPO” whereby the Company would acquire Microskills in exchange for newly issued shares of Company common stock with the existing owners of Microskills receiving 49.99% of the Company’s common stock on a fully diluted basis. The Microskills proposal was conditioned on, among other things, the Company having cash at closing of at least $10.5 million.

      The transaction proposed in the investment firm’s submission contemplated an investment in the Company of up to $5 million in exchange for non-voting convertible securities which would have no liquidation preference and would be pari passu with the Company’s common stock, constituting, on an as-converted and fully diluted basis, 19.9% of the Company’s outstanding common stock, at a price per share equal to the amount of the Company’s net cash per share of Company common stock determined in substantially the manner reflected in Candlewood’s liquidation analysis and subject to adjustment within 90 days after the closing for any material post-closing discrepancies. At the closing of the proposed investment, the investment firm would be entitled to designate three directors and to require some or all of the Company’s current directors to resign. According to the investment firm, the purpose of the investment would be to execute an asset redeployment strategy whereby the Company’s cash would be used to acquire an operating business or businesses that could serve as a platform for future growth, while taking advantage, and thus enabling stockholders to realize the value, of the Company’s federal income tax net operating loss carry-forwards. The proposal did not contemplate any cash distribution to stockholders, nor were any particular businesses identified as possible acquisition candidates.

      In the case of Obsidian’s submission, since the financial terms of their proposed merger were the same as those of the Exchange Offer, the board determined, after receiving Candlewood’s confirmation that there had been no material change in Candlewood’s analysis and conclusion regarding Obsidian and the Exchange Offer previously provided to the board, not to pursue or enter into discussions with Obsidian with respect to its proposed merger agreement. The Company’s board of directors carefully considered and reviewed with Candlewood and Skadden Arps the financial and other material terms and conditions of the transactions proposed in the three other submissions described above. The board also considered the substantial uncertainties and risks associated with the businesses and financial and ownership structure of the AMEX company, with the business of Microskills (in particular, its relatively small size) and with the asset redeployment strategy proposed by the investment firm, as well as the significant additional costs and expenses, closing risks (in particular, the risk of failing to obtain stockholder approval in the case of the transactions proposed by the AMEX company and Microskills) and the further delay of indeterminate length in providing value and liquidity to the Company’s stockholders, associated with any of such transactions, as compared to, in the board’s view, the likely amount, timing and relative certainty of cash distributions if the plan of liquidation were promptly submitted to and approved by the Company’s stockholders. In addition, the board briefly reviewed with Candlewood and Mr. Donnelly the $0.41 to $0.45 range of estimated distributions reflected in Candlewood’s liquidation analysis presented to the board at its meeting on December 22, 2003 and confirmed at its meeting on December 30, 2003. The board requested that, particularly in light of the significant attorney fees in connection with the ongoing SEC review process with respect to the proxy statement relating to the special meeting at which stockholders would vote upon the plan of liquidation, Candlewood review with Mr. Donnelly in detail the analysis and underlying assumptions to determine if any modification in the range of estimated distributions was required, and report back to the board. To allow for this, and to enable the directors to give further consideration to the three acquisition proposal submissions described above, the board determined to adjourn the meeting and to attempt to reconvene later in the week.

      On January 29, 2004, the adjourned board meeting of January 26, 2004 was reconvened. One of the directors was unable to attend due to conflicting international travel. Representatives of Skadden Arps, Candlewood and Mr. Donnelly attended the meeting, in addition to the two other directors. At this meeting, Candlewood confirmed the $0.41 to $0.45 range of estimated distributions reflected in its liquidation analysis. In addition, the directors discussed further with Candlewood, Skadden Arps and management the three acquisition proposals described above. Based on its consideration and review of these proposals at its meeting on January 26, 2004, and its further deliberations at this reconvened meeting, the board determined that implementation of the plan of liquidation, rather than pursuing and entering into any of such transactions, was the course most likely to obtain the highest value reasonably available to stockholders. Accordingly, the board authorized the Company to continue to proceed expeditiously to seek stockholder approval of, and implement, the plan of liquidation.

Summary of liquidation analysis

      Candlewood Partners, LLC, or Candlewood, prepared a liquidation analysis for the Company’s board of directors. The analysis reflects an estimated distribution to stockholders of $0.41 to $0.45 per share or $41 to $45 for each 100 shares.

      The liquidation analysis sets forth Candlewood’s estimate of proceeds that could be realized if Net Perceptions were liquidated in an orderly fashion. Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Company’s management and Candlewood, are inherently subject to significant business, economic, and competitive risks, and uncertainties and contingencies beyond the Company’s control. Accordingly, there can be no assurance that the values reflected in Candlewood’s liquidation analysis will be realized if the plan of liquidation is implemented, and actual results and proceeds could vary materially from those reflected in Candlewood’s liquidation analysis and shown herein.

      In preparing its liquidation analysis, Candlewood had discussions with management and the Company’s counsel and, among other items, reviewed the following: (i) the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2003, (the “September 30 10-Q”) including its exhibits, (ii) a substantially final draft of the Patent Purchase Agreement by and between Thalveg and the Company and a substantially final draft of a non-exclusive source code license (collectively the “Patent and Source Code Agreements”), (iii) the Plan of Complete Liquidation and Dissolution adopted by the Company’s Board of Directors on October 21, 2003, and (iv) the Company’s Executive and Organization Liability Insurance Policy (the “Insurance Policy”).

      The “conservative” case assumes that the cash consideration payable to the Company under the Patent and Source Code Agreements is received by the Company no later than the end of the first quarter of 2004, that there are no additional proceeds from intellectual property sales and that the Company will fulfill continuing obligations under its customer service contracts. The “aggressive” case assumes that the Company’s customer service contracts are assigned and various other non-cash assets are sold to a party or parties who will assume the service obligations under the customer contracts in the first quarter of 2004 and that thereafter the Company will have minimum staffing.

      Set forth below is a summary of the results of Candlewood’s liquidation analysis which supports the estimated range of liquidation values of $0.41 to $0.45 per share presented to the board of directors at its meeting on December 22, 2003 and confirmed by Candlewood at the reconvened meeting of the board of directors on December 30, 2003. The table also shows the carrying value of significant asset categories on the Company’s unaudited balance sheet at September 30, 2003. The following estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The sale of non-cash assets may result in proceeds which are lower or greater than the estimates, and the amounts required to satisfy liabilities and pay ongoing expenses may be lower or greater than these estimates.

      No assurance can be given that any amounts to be received by the Company’s stockholders in liquidation will result in greater returns to stockholders than the Company continuing to operate its business or through a business combination or other transaction with a third party or that the per share amount of liquidating distributions will equal or exceed the per share price or prices at which the Company’s common stock has recently traded or may trade in the future.

LIQUIDATION ESTIMATES

		Estimated
		Recovery/Expenses
	Unaudited
	Balance Sheet (9/30)	Conservative	Aggressive

	(Amounts in thousands, except per share data)
Cash as of September 30, 2003	$12,187	$12,187	$12,187
Other Assets — Adjusted for Cash Value
Accounts receivable and other current assets(1)	945	263	263
Lease deposits(2)	336	336	336
Furniture and equipment(3)	90	85	110
Sale of intellectual property and other non-cash assets(4)	—	2,200	2,800

	1,371	2,884	3,509
Settlement of Liabilities and Costs of Liquidation
Accounts payable and accrued expenses(5)	(282)	(192)	(192)
Deferred revenue and customer obligations(6)	(626)	(200)	—
Restructuring obligations(7)	(50)	(50)	(50)
Employee severance and bonus(8)	—	(701)	(701)
New litigation(9)	—	(250)	(250)
Wind-down cost(10)	—	(1,425)	(1,300)
Costs associated with Obsidian Exchange Offer(11)	—	(250)	(235)
Contingency(12)	—	(500)	(250)

	(958)	(3,568)	(2,978)
Net Cash Upon Completion of Liquidation		$11,503	$12,718

Net Cash Per Share (28,145,338 shares outstanding)(13)		$0.41	$0.45

1.	The estimated recovery value used represents the recoverable balance of the Company’s accounts receivable and other current assets reflected on the Company’s September 30, 2003 balance sheet included in the September 30 10-Q. Based on discussions with the Company’s senior management, substantially all of such accounts which support the estimated recovery had been collected as of December 1, 2003. The remaining amount on the Company’s September 30, 2003 balance sheet included in the September 30 10-Q represents prepaid insurance, of which a substantial majority is non-recoverable.

2.	Represents lease deposits on the Company’s offices in Eden Prairie, Minnesota, San Francisco, California and Edina, Minnesota. The lease in Edina has been terminated and the deposit of $261 has been returned to the Company. The Company’s lease in Eden Prairie terminates on December 31, 2003. The Company’s lease in San Francisco terminates on August 31, 2004. Based on conversations with management, the Company expects to receive a refund of the entire amount of the deposits upon termination of these leases.

3.	Values based on discussions with management as well as actual proceeds from sales since September 30, 2003, which were approximately $85 as of December 1, 2003.

4.	The conservative case assumes the Company’s receipt of the cash consideration payable to the Company under the Patent and Source Code Agreements. It also includes $75 of consulting revenues in connection with the non-exclusive source code license. The aggressive case assumes that other non-cash assets (including the Company’s products and customer contracts) are licensed or sold to other entities. Neither the conservative case nor the aggressive case takes into account a pending lawsuit brought by the Company against a former re-seller in which the Company may recover money damages.

5.	Accrued expenses consist primarily of state income taxes payable and accrued operating expenses. Accrued expenses not in this analysis include accrued vacation, which is eliminated if not used by December 31, 2003, and accrued audit costs for 2003 which are not expected to be incurred if the plan of liquidation is approved and the Company’s reporting obligations under the Securities Exchange Act of 1934 are terminated or suspended prior to March 30, 2004.

6.	Represents the possibility that customers that have prepaid for certain support and consulting services may demand a refund of a pro rata or other portion of these prepaid amounts.

7.	Represents the (i) estimated cost to exit the Company’s leased offices located in Eden Prairie, Minnesota and San Francisco, California, less estimated future sublease income of $209, all of which is covered by existing sublease arrangements and (ii) estimated benefit costs for the Company’s former Chief Executive Officer for which the Company is obligated under a May 24, 2001 letter agreement.

8.	Represents estimates of severance, retention and bonus costs for current Company employees and officers.

9.	Represents deductible under the Insurance Policy applicable to the purported stockholder class action lawsuit filed on October 29, 2003. This liquidation analysis assumes that costs, expenses and any judgment or settlement amounts associated with this claim above the deductible will be covered by the Insurance Policy, although currently such lawsuit seeks no damages.

10.	Wind down costs include the costs of legal, accounting and financial advisors associated with completion of the liquidation process, plus operating costs in the fourth quarter of 2003, including costs of fulfilling service commitments under customer contracts net of the $200 covered in note 6. The wind down costs also include ongoing legal costs associated with the lawsuit relating to the Company’s initial public offering and assume that any judgment or settlement will be covered by the applicable insurance policy, less the applicable deductible.

11.	Represents the costs of legal and financial advisors, printing and mailing in connection with the Exchange Offer.

12.	This cost primarily represents the possibility of unanticipated costs incurred during the liquidation process.

13.	Reflects total shares outstanding at December 31, 2003, and assumes no options are exercised. There are approximately five hundred eighty eight thousand shares subject to options having exercise prices below $.40 per share. If such options were exercised, the Net Cash Per Share would not change materially.

     Opinion of Candlewood Partners

      Candlewood Partners, LLC acted as financial advisor to Net Perceptions and the Net Perceptions board of directors in connection with the Exchange Offer, and delivered its written opinion to the Net Perceptions board of directors on December 30, 2003, to the effect that, as of December 30, 2003, and based on and subject to the assumptions, limitations, qualifications and other matters set forth in the opinion, the exchange consideration of two shares of Obsidian common stock (according to the Schedule TO, 1/25 of a share of Obsidian common stock after a one-for-fifty reverse stock split effective for holders of record of Obsidian common stock at January 23, 2004) for each share of Net Perceptions common stock in the Exchange Offer is inadequate, from a financial point of view, to the Company’s stockholders other than Obsidian and its affiliates.

      The summary of the Candlewood opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Statement. Stockholders should read the opinion in its entirety for a discussion of the assumptions made, matters considered and limitations of the review undertaken by Candlewood in rendering its opinion.

      No limitations were imposed by Net Perceptions on the scope of Candlewood’s investigation or the procedures to be followed by Candlewood in rendering its opinion. In arriving at its opinion, Candlewood ascribed a range of values to Obsidian using the financial, comparative, liquidity and pro forma analyses described below and compared those values to a range of values that may be achieved under the Company’s proposed plan of liquidation to determine whether, from a financial point of view, the exchange consideration to be received by the holders of Net Perceptions common stock is adequate. In rendering this opinion Candlewood did not analyze, and its opinion does not address, the relative merits of the Exchange Offer compared to any alternative business strategies that may be available to the Company or the effect of any alternative transaction on the Company and/or the Company’s stockholders (other than the Company’s contemplated plan of liquidation described in the Company’s preliminary proxy statement filed by the Company with the SEC on November 4, 2003 and related documents). The Candlewood opinion was provided to the Company’s board of directors in connection with their consideration of the Exchange Offer and proposed subsequent merger. The Candlewood opinion was not intended to be, and does not constitute, a recommendation to any stockholder of the Company with respect to whether any such stockholder should tender such stockholder’s shares in the Exchange Offer or how any stockholder should vote with respect to the proposed subsequent merger or any other matter.

      In connection with the preparation and delivery of its opinion to the Company’s board of directors, Candlewood performed certain financial, comparative, liquidity and pro forma analyses, as described below. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial, comparative, liquidity and pro forma analyses and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Candlewood made qualitative judgments as to the significance and relevance of each analysis and factor. Candlewood therefore believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below were merely utilized to create points of reference for analytical purposes and should not be taken as the view of Candlewood as to the actual value of the Company or Obsidian. In its analyses, Candlewood made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Obsidian. Any estimates or projections in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      In arriving at its opinion, Candlewood reviewed and analyzed:

•	the registration statement on Form S-4, as amended through December 29, 2003, and the Schedule TO, filed by Obsidian with the SEC;

•	the Company’s preliminary proxy statement relating to the proposed plan of liquidation, filed by the Company with the SEC on November 4, 2003 and related documents;

•	certain publicly available business and historical financial information relating to the Company, including the unaudited historical financial statements of the Company at September 30, 2003;

•	certain publicly available business and historical consolidated financial information relating to Obsidian, including the audited historical financial statements of Obsidian for the two years ended October 31, 2002, and the unaudited historical consolidated financial statements of Obsidian for the quarters ended July 31, 2003, April 30, 2003 and January 31, 2003, and any restatements thereto;

•	Obsidian’s definitive proxy statement for its 2003 annual meeting of shareholders as filed with the SEC on November 4, 2003;

•	certain internal financial information of the Company including projected expenses and receipts, referred to as “Company data”, prepared and provided to Candlewood by the senior management of the Net Perceptions and not publicly available;

•	information regarding publicly available financial terms of certain other business combinations which Candlewood deemed relevant; and

•	the financial position and operating results of Obsidian compared with those of certain other publicly traded companies which Candlewood deemed relevant.

      In addition, Candlewood had discussions with the senior management of the Company, and with senior management of Obsidian and Obsidian’s strategic advisor, concerning the respective businesses, operations, assets, financial condition and prospects of the Company and Obsidian, and undertook such other analyses and investigations that it deemed appropriate.

      In arriving at its opinion, except with respect to the assumptions provided by the Company’s senior management in connection with Candlewood’s liquidation analysis, which assumptions Candlewood determined to be reasonable, Candlewood assumed and relied upon the accuracy and completeness of all the information examined or otherwise reviewed by it, without assuming any responsibility for the independent verification of such information, and further relied upon the assurances of senior management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. As to the Company data, except with respect to the assumptions provided by the Company’s senior management in connection with Candlewood’s liquidation analysis, which assumptions Candlewood determined to be reasonable, Candlewood assumed that such Company data was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior management of the Company, and Candlewood reviewed such Company data in performing its analysis. Candlewood was not provided with, and did not have access to, financial forecasts of Obsidian prepared by the management of Obsidian. In arriving at its opinion, Candlewood did not conduct a physical inspection of the properties and facilities of the Company or Obsidian and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company or Obsidian. Candlewood further assumed that the Exchange Offer and the subsequent merger proposed by Obsidian, if consummated, would be consummated on the terms described in Obsidian’s Form S-4 Registration Statement, as amended through

December 29, 2003, and the Schedule TO, without any waiver, modification or amendment to any material terms, covenants or conditions thereof.

      Candlewood’s opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion and the information made available to it as of that date. Although subsequent developments may affect its opinion, Candlewood does not have any obligation to update, revise, or reaffirm its opinion.

      The following is a summary of the material financial, comparative, liquidity and pro forma analyses performed by Candlewood and presented to the Company’s board of directors on December 22, 2003. In connection with rendering its opinion, Candlewood updated these analyses through the close of business on December 29, 2003 and reported to the Company’s board of directors on December 30, 2003 that there were no material changes to these analyses.

Valuation Multiples Derived From Public Comparables Analysis

      Using publicly available information including estimates in published third-party research reports, Candlewood reviewed and compared particular financial statistics of Obsidian with corresponding financial statistics for selected companies in the scrap rubber recycling, transportation equipment, and luxury coach industries. Candlewood selected companies that had similar business strategy and/or products to an Obsidian subsidiary, excluding companies that had some overriding characteristic, such as negligible revenue, excessive leverage or pending bankruptcy proceedings, that made them inappropriate comparables. Candlewood examined, among other things, enterprise value as a multiple of revenue, as a multiple of earnings before interest and taxes and as a multiple of earnings before interest, taxes, depreciation and amortization, referred to as “EBITDA”, of the comparable companies. For purposes of Candlewood’s analyses, enterprise value means the market valuation of a company’s common and preferred stock plus the amount of its outstanding debt less the amount of cash it has on hand. Due to Obsidian’s diversified businesses, Candlewood determined that it was appropriate to perform its analyses using division based information relevant to each of the businesses in which Obsidian’s subsidiaries are engaged.

      Three categories of comparable companies were analyzed: scrap rubber and recycling companies; transportation equipment companies; and transportation related leasing companies. The scrap rubber and recycling companies analyzed were Appliance Recycling Centers of America, Inc., GreenMan Technologies, Inc., Metal Management, Inc., Scope Industries, and Veridium Corporation. The transportation equipment companies that were analyzed were Carlisle Companies Incorporated, Coachmen Industries, Inc., Featherlite, Inc., Fleetwood Enterprises, Inc., and Wabash National Corporation. The transportation related leasing companies that were analyzed were Ryder System, Inc., United Rentals, Inc. and World Airways, Inc. The following charts summarize the lower half mean, median and upper half mean, as well as the ranges of revenue and EBITDA multiples derived from this analysis.

	Enterprise Value Multiple of Revenue

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Scrap Rubber and Recycling	0.6	x	0.9	x	1.5	x	0.3x-2.5x
Transportation Equipment	0.3	x	0.4	x	0.9	x	0.2x-1.2x
Transportation Related Leasing	0.5	x	0.8	x	1.1	x	0.1x-1.4x

	Enterprise Value Multiple
	of EBITDA

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Scrap Rubber and Recycling	6.1	x	7.3	x	17.1	x	4.9x-26.9x
Transportation Equipment	12.5	x	13.4	x	100.3	x	11.4x-157.8x
Transportation Related Leasing	3.4	x	4.5	x	4.9	x	2.3x-5.3x

      Because of the inherent differences between the businesses, operations, financial conditions and prospects of Obsidian and those of the comparable companies, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the public comparable analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of Obsidian and those of the comparable companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, and current levels of profitability and historical rates of growth of Obsidian and those of the comparable companies.

     Valuation Multiples Based on Precedent Transactions

      As part of its analysis, Candlewood used an industry standard computerized database to review publicly available information regarding the terms and financial characteristics in a number of transactions that have closed since January 1, 2001 involving domestic and international companies in the rubber, transportation equipment (SIC Codes 3715, 3719, 3792, 3799), and transportation services (SIC Code 4700) industries (the industries in which Obsidian operates) in order to derive a relative value of Obsidian based on the multiples paid in these transactions. Candlewood analyzed transactions involving companies that had positive enterprise values and positive revenue and EBITDA multiples of enterprise value. In the rubber industry, the target companies were Pirelli SpA, Unipetrol as, Manuli Rubber Industries SpA, R-B Rubber Products Inc., BZ Group Holding AG, and Atlas Cromwell Ltd. In the transportation equipment industry, the target companies were Trailmobile Canada Ltd. and Keystone RV Co. The transportation services target companies that were analyzed were Velo Ltd., Brittanic Travel Ltd., Fiat SpA, Parcours, My Travel Group PLC and Ryland Group PLC. The following charts summarize the lower half mean, median and upper half mean, as well as the ranges of revenue and EBITDA multiples derived from this analysis.

	Enterprise Value Multiple of Revenue

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Rubber	0.2	x	0.6	x	0.9	x	0.1x-1.1x
Transportation Equipment	0.3	x	0.5	x	0.6	x	0.3x-0.6x
Transportation Services	0.2	x	0.5	x	1.4	x	0.1x-2.0x

	Enterprise Value Multiple of EBITDA

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Rubber	1.0	x	2.3	x	3.8	x	0.7x-4.8x
Transportation Equipment	8.3	x	46.8	x	85.3	x	8.3x-85.3x
Transportation Services	2.8	x	5.0	x	10.7	x	0.8x-19.2x

      Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the acquired companies included in the selected transactions, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of these transactions that would affect the acquisition values of Obsidian and such acquired companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, the strategic fit of the acquired company, the form of consideration offered and the tax characteristics of the transaction.

     Derived Valuation from Public Comparables Analysis and Precedent Transactions

      Candlewood used the derived revenue multiples of the applicable comparable companies and precedent transactions, weighted them according to revenue of Obsidian’s subsidiaries in the three business categories for the twelve months ended July 31, 2003, and calculated an implied enterprise value of Obsidian. Using the lower half mean and upper half mean multiples, the implied enterprise value ranges from $19.9 million to $51.0 million, with a median value of $29.4 million, and an implied equity value of Obsidian, after subtracting funded debt, ranging from $(21.5) million to $9.6 million with a median value of $(11.9) million, or $(0.60) to $0.27, with a median value of $(0.33), per outstanding share of Obsidian common stock (or $(0.13) to $0.08, with a median of $(0.07), per outstanding share of Obsidian common stock on a fully diluted basis). Candlewood compared this range of implied value per share of Obsidian common stock to the $0.41 to $0.45 per share of Company common stock estimated liquidating distributions reflected in Candlewood’s liquidation analysis. Candlewood focused on the lower half mean, median and upper half mean multiples because Candlewood believed that such multiples would minimize any distortion caused by outlier or extraordinary multiples and provide a more meaningful analysis to the board.

      Candlewood used the derived EBITDA multiples of the applicable comparable companies and precedent transactions, weighted them according to EBITDA of Obsidian’s subsidiaries in the three business categories for the twelve months ended July 31, 2003 (but excluded transportation equipment from the analysis since it had negative EBITDA for the relevant period), and calculated an implied enterprise value of Obsidian. Using the lower half mean and upper half mean multiples, the implied enterprise value ranges from $4.7 million to $11.8 million, with a median value of $7.2 million, and an implied equity value of Obsidian, after subtracting funded debt, ranging from $(35.2) million to $(29.5) million with a median value of $(32.7) million, or $(0.98) to $(0.82), with a median value of $(0.91), per outstanding share of Obsidian common stock (or $(0.23) to $(0.18), with a median of $(0.21), per outstanding share of Obsidian common stock on a fully diluted basis). Candlewood compared this range of implied value per outstanding share of Obsidian common stock to the $0.41 to $0.45 per share of Company common stock estimated liquidating distributions reflected in Candlewood’s liquidation analysis.

Discount to Market Price

      As part of its analysis, Candlewood analyzed the market characteristics of Obsidian common stock. Based on the December 19, 2003 closing price of Obsidian common stock of $0.29 per share, the nominal value of the exchange consideration was $0.58. However, Candlewood noted that affiliates, including directors and executive officers, of Obsidian own approximately 90% of Obsidian common stock on a fully diluted basis. The Exchange Offer, if consummated, would result in the Company’s stockholders receiving 56.29 million shares of Obsidian common stock (before giving effect to the one-for-fifty reverse stock split). Candlewood noted the small average monthly trading volume of Obsidian’s common stock and highlighted the potential difficulty in selling the shares of Obsidian common stock that would be received in the Exchange Offer. To illustrate this, Candlewood assumed that each month following the consummation of the exchange offer, approximately 365,000 shares could be sold, an amount equal to 100% of the average monthly trading volume for the last twelve months of Obsidian’s common stock. Based on this assumption, Candlewood calculated that it would take more than twelve years for all of the Company’s stockholders to sell their shares of Obsidian that would be received in the Exchange Offer. Candlewood further assumed that each trade could and would be made at $0.29 per share, the closing price on December 19, 2003. Candlewood then calculated the net present value of the aggregate consideration that would be received in the sales of all the Obsidian shares received in the Exchange Offer using a range of discount values from 8% to 16%. Candlewood determined this range of discount values based on its review of historical equity returns over a similar period using major equity indices. This calculation resulted in a discounted consideration ranging from $6.9 million to $10.2 million, with a median of $8.3 million, or $0.12 to $0.18 per share, with a median of $0.15 per share, of Obsidian common stock.

      In addition, Candlewood reviewed several third-party research reports tracking the discounts of pre-IPO shares and restricted stock during the last 25 years. These reports found that pre-IPO shares and restricted shares sold at a significant discount from those same shares post-IPO or after the restriction was removed, as the case may be. These discounts averaged from 24% to 49%.

      Because the reasons for and the circumstances surrounding each of the transactions in the research reports were specific to each transaction, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of these studies and, accordingly, made qualitative judgments concerning differences between the characteristics of the transactions in the studies and the Obsidian common stock.

Pro Forma Valuation

      Candlewood performed certain pro forma analyses to determine what a combination of the Company and Obsidian might yield in terms of enterprise value and book value if the Exchange Offer and the proposed subsequent merger were completed. Further, assuming the Exchange Offer and the proposed subsequent merger were completed, Candlewood then analyzed what percentage of the fully diluted equity of the combined entity would be held by the Company’s former stockholders and compared that to the contribution the Company would have made to the combined entity.

      For these analyses, Candlewood calculated that, if the Exchange Offer and proposed subsequent merger were completed, the former Company stockholders would own approximately 27% of the fully diluted post-merger shares of Obsidian common stock. Further, Candlewood assumed that the contribution of the Company to the combined entity would be the conservative estimate of net cash upon completion of liquidation as reflected in Candlewood’s liquidation analysis ($11.5 million). Candlewood used Obsidian’s book value as of July 31, 2003, assuming conversion of all convertible indebtedness and exercise of all outstanding options, as reported in Obsidian’s Quarterly Report on Form 10-Q (-$1.3 million) and the median enterprise value derived by Candlewood using the revenue multiples of the applicable comparable companies and precedent transactions, as previously described ($29.4 million), to value Obsidian’s contribution to the combined enterprise. Candlewood then calculated the pro forma enterprise value and book value of Obsidian after combination of the entities, including the Company’s contribution of net cash as described above, further calculated the former Company stockholders’ share of such pro forma enterprise value and book value and compared that share of the pro forma enterprise value and book value to the Company’s net cash contribution.

      In both cases, the former Company stockholders’ contribution far exceeded the value of the share of the pro forma entity they would receive if the Exchange Offer and subsequent merger were completed. With respect to enterprise value, Candlewood calculated that the former Company stockholders’ would receive an interest in the combined entity that would be worth approximately 4% of the Company’s contribution to the combined entity and, on a book value basis, they would receive approximately 24% of the Company’s contribution.

Candlewood Partners

      Candlewood is an investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive bids, private placements and valuations for corporate and other purposes. Candlewood also has experience and expertise in advising troubled or insolvent companies in their efforts to achieve maximum value, and thus in comparing possible sale or other strategic alternatives to possible liquidation scenarios. Candlewood was selected by the board of directors because of this experience and expertise, and because of Candlewood’s reputation in this regard. In addition, it was the consensus of the board of directors that the financial terms offered by Candlewood were quite reasonable and were appropriately structured to fit the manner and likely time frame of the Company’s utilization of Candlewood’s services.

      As compensation for its services as financial advisor, the Company has agreed to pay Candlewood a fee of $75,000 for the first two months of financial advisory services and $15,000 per month thereafter. In addition, the Company has agreed to pay Candlewood a $75,000 fee upon its rendering an opinion in connection with the Exchange Offer or other acquisition transaction, payable upon the rendering of Candlewood’s opinion. Net Perceptions has also agreed to reimburse Candlewood for reasonable out-of-pocket expenses incurred in connection with rendering its financial advisory services, including attorney’s fees, and to indemnify Candlewood for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion, including certain liabilities under the federal securities laws.

      Candlewood is acting as financial advisor to the Company and the Company’s board of directors in connection with the Exchange Offer. In addition, since November 2003, Candlewood has provided other financial advisory services for the Company and the Company’s board of directors. Prior to November 2003, Candlewood had not performed financial advisory or investment banking services for the Company.

      Given that the liquidation analysis prepared by Candlewood estimated net cash available upon completion of liquidation of between $11.5 million and $12.7 million, the Company did not request Candlewood or any other party to prepare a solvency opinion.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      As described under Item 4(b), on October 21, 2003, the board of directors adopted the plan of liquidation. The plan of liquidation is summarized below under this Item 7.

      Reference is made to the description of the amendment to the Company’s stockholder rights plan set forth under Item 4(b) of this Statement, which description is incorporated herein by reference.

      Reference is also made to the press releases issued by the Company on January 9, 2004 and January 21, 2004, included as Exhibits 11 and 12 hereto, respectively, which are incorporated herein by reference.

      The Company is not engaged in any negotiations with Obsidian or any other person or entity in response to the Exchange Offer which is the subject of this Statement which relate to (i) the Exchange Offer or other acquisition of the Company’s securities by any person or entity, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (iii) a purchase, sale or transfer of a material amount of assets by the Company or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company. However, prior to the commencement of, and separate and apart from, the Exchange Offer, the Company engaged in discussions and negotiations with various parties relating to sales or licenses of intellectual property and other non-cash assets, and with various parties, including Obsidian and its strategic advisor, relating to the possible acquisition of the Company. Discussions and negotiations with various parties who have expressed an interest in acquiring or licensing some or all of the Company’s remaining intellectual property, are expected to continue after the date of this Statement. Reference is made to the description of these discussions and negotiations set forth under Item 4(b) of this Statement, which description is incorporated herein by reference.

      On December 30, 2003 the Company entered into a Patent Purchase Agreement with Thalveg to sell the Company’s patent portfolio to Thalveg for $1.8 million in cash. A deposit of $900,000 will be placed in escrow and held in accordance with an escrow agreement entered into at the time of execution of the Patent Purchase Agreement. If Thalveg breaches the Patent Purchase Agreement by not making the payment due when the closing conditions are satisfied, in addition to other remedies that the Company may have, the escrowed amount will be transferred to the Company. If the Patent Purchase Agreement is terminated for other reasons, the escrowed amount will be returned to Thalveg. The Patent Purchase Agreement includes a royalty-free, non-exclusive license back to the Company. The license is transferable, subject to certain restrictions applicable to the transferee relating to revenues which can be generated by products covered by the license. The Patent Purchase Agreement contains customary representations and warranties, and closing is contingent upon stockholder approval of the plan of liquidation or the Patent Purchase Agreement, either directly or by stockholder approval and adoption of a merger agreement which provides for the transfer of patents pursuant to the Patent Purchase Agreement. The Patent Purchase Agreement also provides that it may be terminated by the Company if it enters into a contract with another party which the Company’s board of directors determines is, in combination with a dissolution and liquidation in the case of a sale of assets, reasonably likely to result in greater financial return to stockholders than the transaction provided for in the Patent Purchase Agreement. In that event, a fee of

$100,000 is payable to Thalveg. A copy of the Patent Purchase Agreement was filed as an exhibit to the Company’s current report on Form 8-K filed with the SEC on December 31, 2003.

      The Company has also granted to a software company a non-exclusive source code license to a portion of the Company’s intellectual property for a cash payment of $325,000. Under the license, the Company will provide certain consulting and support services to the licensee for cash payments totaling $75,000.

Dissolution Under Delaware Law

      Section 275 of the Delaware General Corporation Law, or the DGCL, provides in part that a corporation may dissolve upon a majority vote of the board of directors of the corporation followed by a majority vote of all outstanding shares entitled to vote. Following such approval, the dissolution is effected by filing a certificate of dissolution with the Secretary of State of the State of Delaware. The Company expects that a majority of its current directors will remain on the board until the final determination of the amount of the initial liquidating distribution and the substantial completion of the wind-up of the Company’s business affairs. After such time, it is anticipated that the Company will utilize a liquidating trust, as described below, to complete any remaining steps in the liquidation process.

      Once a corporation is dissolved, its existence is automatically continued for a term of three years, but solely for the purpose of winding up its business. The process of winding up includes:

•	prosecuting, defending and/or settling lawsuits;

•	taking such actions as may be necessary to preserve the value of the Company’s assets;

•	selling or otherwise disposing of any property and assets;

•	terminating or assigning any of the Company’s remaining commercial agreements, relationships or outstanding obligations;

•	discharging the Company’s known liabilities, and establishing a contingency reserve for payment of other liabilities (including contingent liabilities) and expenses; and

•	preparing to make, and making, distributions to the Company’s stockholders in accordance with the plan of liquidation.

      If any action, suit or proceeding is commenced by or against the Company before or within the winding up period and is not finally resolved within the three-year winding up period, the Company will, solely for the purpose of such action, suit or proceeding, automatically continue to exist beyond the three-year period until any judgments, orders or decrees are fully executed.

Summary Description of the Plan of Liquidation

      The plan of liquidation provides that the Company will be dissolved in accordance with the DGCL and will continue its activities thereafter solely for the purposes of preserving the value of its assets, winding up its affairs, paying its debts and distributing the balance of its assets to its stockholders. Under Delaware law the Company must continue in existence for at least three years after filing the certificate of dissolution, and the Company’s current expectation is that its existence would cease at the end of that three-year period.

      Pursuant to the plan of liquidation, the Company is authorized to sell, license or otherwise dispose of all of its assets to the extent and at such times and for such consideration as the board of directors deems in the best interests of the Company and its stockholders. The Company will collect accounts receivable and other debts and claims owing to the Company to the extent feasible and cost efficient.

      The plan of liquidation requires the Company to pay, or make reasonable provision to pay, all debts and obligations which are known to the Company, and to make such provision as will be reasonably likely to be sufficient to satisfy claims against the Company pursuant to existing lawsuits. The Company also must reserve funds which are reasonably likely to be sufficient to pay for claims not presently known to the Company but that, based on facts known to the Company, are likely to arise or become known within ten years after the date of dissolution.

      Any assets remaining after payment of claims and making the provisions for known and unknown contingent claims as set forth above will be distributed to the stockholders in proportion to their share holdings. Such distributions may occur in a single distribution or in series of distributions in such amounts and at such times as the board of directors, or if a liquidating trust is utilized as described below, the trustee or trustees of the trust determine.

      The plan of liquidation provides that the board of directors may at any time transfer the Company’s assets and liabilities to a liquidating trust which would then have responsibility for disposing assets, paying claims, and making distributions to stockholders. Such a transfer would be pursuant to a liquidating trust agreement with a trustee or trustees on such terms and conditions as may be approved by the board. In the event of a transfer of assets to a liquidating trust, the Company would distribute, pro rata to its stockholders, beneficial interests in the trust. These beneficial interests in the liquidating trust will not be transferable except by will, intestate succession or operation of law. Although the recipients of such interests would be treated for United States federal tax purposes as having received their pro rata share of property transferred to the liquidating trust and having contributed such property to the liquidating trust and will thereafter take into account for United States federal tax purposes their allocable portion of any income, gain or loss realized by the trust, the recipients of interests will not receive the value thereof unless and until the trust distributes cash or other assets to them.

      Costs during the period after filing the certificate of dissolution will include administrative costs, including legal, accounting and financial advisory fees incurred during the wind-up phase. While no determination has yet been made by the board of directors regarding the continuation of or retention of one or more employees, or the retention of other persons or entities, to carry out the wind-up of the Company’s affairs and otherwise implement the plan of liquidation, the plan of liquidation authorizes the board, in its discretion, to pay compensation to officers, directors, employees, agents and representatives in connection with carrying out the plan of liquidation. In preparing its liquidation analysis, Candlewood assumed that all employees would be terminated on or before the date a certificate of dissolution is filed, but that payments would be made to the Company’s president and chief financial officer or another person for financial consulting services of approximately $25,000 during the wind-up phase. Candlewood also assumed that the Company’s corporate counsel and secretary would continue to provide services as a consultant to the Company, and included the cost of such services within their assumption for post-dissolution legal fees, which were estimated to be $80,000. In addition, Candlewood assumed post-dissolution miscellaneous costs, such as insurance, record storage and preparation of tax filings, of approximately $85,000.

      If the board determines, particularly in light of the familiarity and experience with the Company of the Company’s current officers, to continue the employment of or otherwise retain one or more of such officers in connection with carrying out the plan of liquidation, such person(s) would receive compensation which the board determines is appropriate in light of their ongoing duties. The person(s) or entities who or which are retained to carry out the wind-up of the Company’s affairs and otherwise implement the plan of liquidation will be responsible for performing their duties in a manner intended to result in the maximum amount of cash distributions being made to the Company’s stockholders as soon as reasonably practicable, consistent with the discharge of or adequate provision for the Company’s then existing and any contingent liabilities.

      The Company will continue to indemnify its officers, directors and employees in accordance with the Company’s amended and restated certificate of incorporation and bylaws and any contractual arrangements that currently exist with respect to acts or omissions of such persons in connection with the adoption and implementation of the plan of liquidation.

      The board of directors may amend the plan of liquidation after its adoption by stockholders to the extent permitted under the DGCL; provided, however, that the plan will not be amended under circumstances that would require additional stockholder approval under the DGCL or federal securities laws without complying with the DGCL or the federal securities laws, as applicable.

      Under Delaware law, in the event the Company fails to create an adequate contingency reserve for payment of its expenses and liabilities, or should such contingency reserve and the assets held by the liquidating trust be exceeded by the amount ultimately found payable in respect of expenses and liabilities, each stockholder could be held liable for the payment to creditors of such stockholder’s pro rata share of such excess, limited to the amounts theretofore received by such stockholder from the Company or from the liquidating trust in connection with the liquidation, possibly including the cash distribution paid in September 2003.

Item 9.     Exhibits

Exhibit		Description

1†	—	Letter to Stockholders dated December 30, 2003*
2†	—	Opinion of Candlewood Partners, LLC*
3	—	1999 Equity Incentive Plan (incorporated by reference to Net Perceptions’ Registration Statement on Form S-1 (Registration No. 333-771919))
4	—	Amended and Restated 1999 Non-Employee Director Option Plan, as amended (incorporated by reference to Net Perceptions’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-25781))
5	—	Change in Control Severance Plan (incorporated by reference to Net Perceptions’ Registration Statement on Form S-1 (Registration No. 333-771919))
6	—	Severance Agreement, dated as of November 9, 2001 between Net Perceptions, Inc. and Thomas M. Donnelly (incorporated by reference to Net Perceptions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 000-25781))
7	—	Letter Agreement dated September 24, 2003 between Net Perceptions, Inc. and Thomas M. Donnelly (incorporated by reference to Net Perceptions’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 000-25781))
8†	—	Excerpted section of Net Perceptions’ Proxy Statement dated April 24, 2003 relating to Net Perceptions’ 2003 Annual Meeting of Stockholders.
9	—	Press release of Net Perceptions issued on December 23, 2003 (incorporated by reference to Net Perceptions’ Current Report on Form 8-K filed on December 23, 2003).
10	—	Press release of Net Perceptions issued on December 31, 2003, (incorporated by reference to Net Perceptions’ Current Report on Form 8-K filed on December 31, 2003).
11†	—	Press release of Net Perceptions issued on January 9, 2004.
12†	—	Press release of Net Perceptions issued on January 21, 2004.
13	—	Full Recourse Secured Promissory Note and Security Agreement, dated December 7, 2000, entered into by Thomas M. Donnelly in favor of Net Perceptions, Inc. (incorporated by reference to Amendment No. 1 to Net Perceptions’ Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-25781)).

†	Previously filed

*	Included in the Schedule 14D-9 mailed to stockholders

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NET PERCEPTIONS, INC.

By	/s/ THOMAS M. DONNELLY

Thomas M. Donnelly
President and Chief Financial Officer

Dated: January 29, 2004

ANNEX A

December 30, 2003

Board of Directors

Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435

Members of the Board:

      You have requested our opinion as to the adequacy, from a financial point of view, to the holders of outstanding shares of common stock (other than Obsidian (as defined below) and any of its affiliates) (the “Stockholders”) of Net Perceptions, Inc., a Delaware corporation (the “Company”), of the exchange consideration described in the Form S-4 Registration Statement dated December 15, 2003, Schedule TO dated December 15, 2003, Amendment Nos. 1 and 2 to Schedule TO dated December 17, 2003 and December 23, 2003, respectively (such Schedule TO, as so amended, the “Schedule TO”), and Amendment No. 1 to the Form S-4 Registration Statement dated December 17, 2003, in each case filed by Obsidian Enterprises, Inc., a Delaware corporation (“Obsidian”), with the Securities and Exchange Commission (collectively, the “Exchange Offer Filings”). Pursuant to the terms and subject to the conditions set forth in the Exchange Offer Filings, Obsidian is offering (the “Exchange Offer”) to exchange two shares of its common stock (according to the Schedule TO,  1/25 of a share of Obsidian common stock after a 1-for-50 reverse stock split for holders of record of Obsidian common stock at January 23, 2004), par value $0.0001 per share, for each issued and outstanding share of the Company’s common stock (the “Exchange Consideration”). As described in the Exchange Offer Filings, if the Exchange Offer is completed, Obsidian intends to merge the Company with a wholly-owned subsidiary of Obsidian with the purpose of acquiring all of the shares of the Company not exchanged for the Exchange Consideration in the Exchange Offer (the “Merger”). The terms and conditions of the Exchange Offer and the Merger are more fully set forth in the Exchange Offer Filings.

      In the preparation of our opinion herein, we have examined: (a) the Exchange Offer Filings and certain related documents; (b) the Company’s preliminary proxy statement and related documents filed with the Securities and Exchange Commission on November 4, 2003, relating to the proposed plan of liquidation (the “Liquidation Documents”); (c) certain publicly available business and historical financial information relating to the Company, including the unaudited historical financial statements of the Company at September 30, 2003; (d) certain publicly available business and historical consolidated financial information relating to Obsidian, including the audited historical financial statements of Obsidian for the two years ended October 31, 2002, and the unaudited historical consolidated financial statements of Obsidian for the quarters ended July 31, 2003, April 30, 2003 and January 31, 2003, and any restatements thereto; (e) Obsidian’s definitive proxy statement for its 2003 annual meeting of shareholders, as filed with the Securities and Exchange Commission on November 4, 2003; (f) certain internal financial information of the Company, including projected expenses and receipts (the “Company Data”), prepared and provided to us by the senior management of the Company and not publicly available; (g) information regarding publicly available financial terms of certain other business combinations we deemed relevant; and (h) the financial position and operating results of Obsidian compared with those of certain other publicly traded

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companies we deemed relevant. We have also held discussions with members of the senior management of the Company, and with senior management of Obsidian and Obsidian’s strategic advisor, to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such other information, financial studies and analyses, and financial, economic and market criteria as we have deemed relevant.

      In rendering our opinion, except with respect to the assumptions provided by the Company in connection with our analysis of the expected financial results of implementing the Company’s contemplated plan of liquidation as described in the Liquidation Documents, which assumptions we determined to be reasonable, we have assumed and relied, without assuming any duty of independent verification, upon the accuracy and completeness of all the information examined or otherwise reviewed by, or discussed with, us for purposes of this opinion, including without limitation the Company Data. We have not made or been furnished with an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Obsidian. Without limitation of our own determination as to the reasonableness of the assumptions provided by the Company as described in the first sentence of this paragraph, we have been advised by the senior management of the Company that the Company Data examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, but without limitation of our own determination as to the reasonableness of the assumptions provided by the Company as described in the first sentence of this paragraph, that all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us.

      Our opinion herein is based upon economic, market, financial and other conditions existing and as can be evaluated on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. In rendering this opinion we did not analyze, and our opinion does not address, the relative merits of the Exchange Offer and/or the Merger as compared to any alternative business strategies that may be available to the Company or the effect of any alternative transaction on the Company and/or the Stockholders (other than the Company’s contemplated plan of liquidation described in the Liquidation Documents). We have relied as to all legal matters related to the Exchange Offer and the Merger on advice of counsel to the Company, and as to all tax matters related to the Exchange Offer and Merger on representations and other statements of the Company, without assuming any responsibility for independent verification or liability therefor, and have assumed that the Exchange Offer and the Merger, if consummated, will be consummated on the terms described in the Exchange Offer Filings, without any waiver, modification or amendment of any material terms, covenants or conditions thereof.

      We regularly undertake the valuation of investment securities in connection with private placements, business combinations, and similar transactions. We have acted as a financial advisor to the Company in connection with the Exchange Offer and the Merger and will receive a fee from the Company for our services and for rendering this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

      This opinion and our related financial analyses were provided to the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Exchange Offer Filings. Our opinion is limited to the adequacy, from a financial point of view, to the Stockholders of the Exchange Consideration and we do not address the merits of any decision by the Stockholders to accept or reject the Exchange Offer or by the Board of Directors of the Company to recommend for or against the Exchange Offer or the Merger. This opinion does not constitute a recommendation to the Board of Directors of the Company as to what position, if any, it should take with respect to the Exchange Offer and/or the Merger or to any Stockholder as to whether such Stockholder should accept or reject the Exchange Offer or how such Stockholder should vote with respect to the Merger or any other matter. It is understood that this letter may not be disclosed, referred to or otherwise communicated to any third party (in whole or in part) for any purpose whatsoever without our prior written consent, provided, however, that

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it can be included as an attachment to a Schedule 14D-9 filed by the Company with the Securities Exchange Commission and described therein, which description must be approved by us.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Consideration is inadequate, from a financial point of view, to the Stockholders of the Company.

Very truly yours,

Candlewood Partners, LLC

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